Form 10-K, Exhibit 13
period 1997-12-31
VISTANA INC
filed 1998-03-27
CIK 1029753

SELECTED FINANCIAL DATA                           VISTANA, INC. AND SUBSIDIARIES
(amounts in thousands, except for per share and operating data)


The following table sets forth selected financial data of the Company for the years ended December 31, 1997, 1996, 1995, 1994 and 1993. The selected financial data of the Company for the three years ended December 31, 1997 was derived from the Company's consolidated financial statements, which were audited by KPMG Peat Marwick LLP, independent auditors, whose report with respect to the three-year period ended December 31, 1997, together with such consolidated financial statements appears elsewhere herein. The selected financial data of the Company for the year ended December 31, 1993 was derived from audited financial statements of the Company not included herein.

The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements of the Company and Notes thereto appearing elsewhere in this Annual Report.

(in thousands except per share amounts)                              1997        1996        1995        1994       1993
--------------------------------------------------------------------------------------------------------------------------
Operating Results For the Years Ended December 31:
Vacation Ownership Interest sales..............................    $100,887    $ 60,063    $ 50,156   $ 54,186   $55,658
Interest income................................................      19,296      15,546      12,886      7,654     5,096
Total revenues.................................................     145,352      96,936      81,109     77,636    74,162
Vacation Ownership Interest cost of sales......................      22,898      14,595      12,053     11,391    11,521
Sales and marketing expense....................................      45,616      27,877      22,318     22,872    21,866
Total interest expense.........................................       8,945      11,019       9,684      5,711     4,339
Provision for doubtful accounts................................       6,971       4,271       3,522      3,803     3,903
General and administrative expense.............................      11,988       7,873       6,979      7,988     7,419
Total costs and operating expenses.............................     122,906      86,447      75,478     67,287    62,651
Operating income...............................................      22,446      10,489       5,631     10,349    11,511
Income before income taxes and extraordinary item..............      23,025      10,594       5,850     10,714    12,212
Provision for taxes............................................       8,101          --          --         --        --
Non-recurring charge associated with the change of tax status..      13,201          --          --         --        --
Income (loss) before extraordinary item........................       1,723      10,594       5,850     10,714    12,212
Extraordinary item early extinguishment of debt (net of tax)...      (1,425)         --          --         --        --
Net income.....................................................    $    298    $ 10,594    $  5,850   $ 10,714   $12,212
Net income per share--diluted..................................    $    .02    $     --    $     --   $     --   $    --
Pro forma income before income taxes...........................    $ 23,025    $ 10,594    $  5,850   $     --   $    --
Pro forma net income...........................................      12,874       6,568       3,627         --        --
Pro forma net income per share--diluted........................    $    .69    $    .46    $    .26   $     --   $    --
--------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data As of December 31:
Total assets...................................................    $287,209    $173,922    $140,651   $117,989   $99,431
Long-term debt.................................................    $109,547    $118,557    $101,504   $ 64,769   $57,474
Shareholders' equity...........................................    $119,405    $ 26,648    $ 17,904   $ 33,658   $23,726

Statements in this Annual Report regarding the Company's prospective business opportunities, financial performance and expansion plans, are forward-looking statements that involve substantial risks and uncertainties. Such forward-looking statements include, without limitation, (i) the plan to develop and sell additional resorts, (ii) the intention to acquire additional land for the expansion of existing resorts and for the development of future resorts,
(iii) the anticipation of when construction will commence for existing and future vacation resorts, (iv) the plans to develop future resorts affiliated with Promus Hotel Corporation ("Promus"), the PGA, and Sun International Hotels, Limited ("Sun"), and (v) statements relating to the Company or its operations that are preceded by terms such as "anticipates," "believes," "intends," "expects," and similar expressions. In accordance with the Private Securities Litigation Reform Act of 1995, the following are important risk factors that could cause the Company's actual results, performance, or achievements to differ materially from those implied by such forward-looking statements: (i) the Company lacks experience in certain of the markets where it has purchased land and is developing vacation ownership resorts, (ii) the Company is subject to significant competition from other entities in the leisure and vacation industry, (iii) the Company's success depends to a significant extent on its ability to hire, train, and retain qualified employees, (iv) the Company's ability to acquire, develop and sell VOI inventory and finance customer purchases of its VOI's requires access to external funding on satisfactory terms, (v) the Company's indebtedness and related service obligations may increase its vulnerability to adverse economic conditions, (vi) the Company's agreements with Promus, the PGA, and Sun are subject to various conditions and requirements which may not be fulfilled, and (vii) the Company has not yet entered into the final joint venture documents with Sun and its subsidiaries relating to the Villas at Atlantis.

MANAGEMENT'S DISCUSSION AND ANALYSIS              VISTANA, INC. AND SUBSIDIARIES
OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The Company was organized in December 1996 to combine the vacation ownership resort acquisition, development and management businesses conducted by the Company's corporate and partnership predecessors. The Company generates revenues from the sale and financing of annual and alternate-year Vacation Ownership Interests ("VOI's") at its resorts, which typically entitle the purchaser to ownership of a fully-furnished unit for a one-week period, on either an annual or alternate-year basis, respectively. For purposes of the following discussion, sales of VOI's reflect sales of both annual VOI's and alternate-year VOI's each as a sale of a single Vacation Ownership Interest. The Company generates additional revenues from resort operations, which include room rental operations and auxiliary resort operations such as food and beverage sales, and from management fees and telecommunications services provided by the Company at its resorts.

The Company recognizes revenues attributable to sales of VOI's on an accrual basis after the execution of a binding sales contract between the Company and the purchaser and receipt by the Company of a down payment of at least 10% of the sales price.

The Company historically has not sold VOI's prior to completion of construction; however, in connection with the Embassy Vacation Resort at Myrtle Beach, the Company is selling, and in other appropriate circumstances may sell, VOI's prior to completion of construction. To the extent the Company sells VOI's prior to completion of construction, the Company recognizes such sales in accordance with the percentage of completion method. Under this method, costs associated with the acquisition and development of vacation ownership resorts, including carrying costs such as interest and taxes, and sales and marketing costs, are generally capitalized and subsequently recorded as a cost of sales as the related revenues are recognized.

The Company, through its predecessor corporations and partnerships, has operated in the vacation ownership industry since 1980. In November 1991, Messrs. Gellein and Adler, together with a third individual, acquired the Company from a corporate entity that had purchased the Company in 1986. In May 1995, the Company purchased (the "Executive Repurchase") the entire interest in the Company held by the third individual, who was a shareholder/executive of the Company. Also in 1995, the Company redeemed options (the "Option Redemption") to purchase interests in the partnerships which operate Vistana Resort and Vistana's Beach Club, which were held by two institutions which had purchased receivables from the Company. Together, the Executive Repurchase and the Option Redemption affected the financial results in that the Company incurred additional debt to finance the Executive Repurchase and the Option Redemption. Additionally, in connection with the Executive Repurchase, the Company paid its former shareholder/executive for a five-year covenant not to compete, which is being amortized through April 2000. In February 1997, the Company completed its initial public offering (the "Initial Offering") of Common Stock, using the majority of the $49.5 million net proceeds to repay outstanding indebtedness. In September 1997, the Company acquired the Success Companies and Points of Colorado ("Success and Points") in a business combination accounted for as a purchase. Also, in December 1997, the Company completed a secondary offering of Common Stock (the "Secondary Offering"), using all of the $41.5 million net proceeds to repay outstanding indebtedness.

Results of Operations

The following discussion of results of operations relates to entities comprising the Company on a consolidated basis. Results of operations only reflect operations of entities in existence for each respective reporting year. The following table sets forth certain consolidated operating information for the entities comprising the Company for the three years ended December 31, 1997, 1996, and 1995.

                                                      1997    1996    1995
---------------------------------------------------------------------------
Statement of Operations:
As a percentage of Total Revenues
  VOI sales.....................................      69.4%   62.0%   61.8%
  Interest income...............................      13.3%   16.0%   15.9%
  Resort revenue................................      11.6%   14.0%   15.6%
  Telecommunications revenue....................       5.2%    7.3%    5.9%
  Other revenue.................................       0.5%    0.7%    0.8%
                                                     ----------------------
  Total revenues................................     100.0%  100.0%  100.0%
                                                     ======================

As a percentage of VOI sales
  VOI cost of sales.............................      22.7%   24.3%   24.0%
  Sales and marketing expense...................      45.2%   46.4%   44.5%
  Provision for doubtful accounts...............       6.9%    7.1%    7.0%

As a percentage of Interest Income
  Interest expense--treasury....................      37.5%   44.2%   50.6%

As a percentage of Total Revenues
  General and administrative expense............       8.2%    8.1%    8.6%
  Depreciation and amortization
  expense.......................................       2.4%    2.6%    2.7%
  Interest expense--other.......................       1.2%    4.3%    3.9%
  Other expense.................................       2.1%    0.5%    1.3%
  Total costs and operating expenses............      84.6%   89.2%   93.1%

As a percentage of Resort Revenues
  Resort expenses(1)............................      82.2%   81.6%   83.9%

As a percentage of Telecommunications Revenues
  Telecommunications expenses(1)................      81.5%   79.6%   76.1%

Selected Operating Data:
  Number of resorts at year-end.................          6       3       2
  Number of VOI's sold(2).......................     10,260   5,794   5,190
  Number of VOI's in inventory at end
    of period(3)................................     14,405  14,774   3,054
  Average price of VOI's sold(2)................     $9,833 $10,366  $9,664

(1) Does not include interest and depreciation expenses.

(2) Includes sales of both annual and alternate-year VOI's.

(3) Inventory classified as annual VOI's.

Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996.

For the year ended December 31, 1997, the Company recognized total revenues of $145.4 million compared to $96.9 million for 1996, an increase of $48.5 million or 50.1%. This increase is primarily due to a $40.8 million, or 67.9%, increase in sales of VOI's from $60.1 million during 1996 to $100.9 million during 1997. VOI sales increased due to a 77.1% increase in the number of VOI's sold from 5,794 in 1996 to 10,260 in 1997, reduced by a 5.1% decrease in the average sales price. The increase in VOI sales resulted from record sales levels at the Company's flagship Vistana Resort in Orlando, Florida, and the addition of Success and Points beginning September 16, 1997. The decrease in average sales price primarily resulted from an increasing product mix of resorts with lower price points including Hampton Vacation Resort--Oak Plantation and certain resorts acquired in the Success and Points transaction. The increase in VOI's sold was also the product of expanded sales and marketing programs, both in central Florida and internationally, and sales of VOI's at the Hampton Vacation Resort--Oak Plantation which were included in sales for all of 1997 and for a limited period in 1996.

Interest income increased $3.8 million or 24.5% to $19.3 million from $15.5 million due to a 54.7% increase in the principal amount of net customer mortgages receivable from $100.2 million to $155.0 million, offset by a decline in the weighted average yield on customer receivables from 14.4% to 14.2%. Interest income includes the discount amortization on customer mortgages receivable of $3.1 million and $2.8 million recognized during the twelve month periods ended December 31, 1997 and December 31, 1996, respectively, relating to the repurchase of customer mortgages receivable. This discount resulted from a 1995 transaction in which the Company re-acquired customer mortgages receivable (pursuant to a related clean-up call provision pertaining to the original transaction) which had been previously sold in 1991, as well as recognition of a discount on certain customer mortgages receivable repurchased in 1996 (pursuant to a related clean-up call provision pertaining to the original transaction) from an investment partnership. As of December 31, 1997, $2.4 million of total unamortized discount remained and is expected to be amortized through 2000.

Resort revenue increased $3.3 million or 24.3% from $13.6 million to $16.9 million, primarily as a result of increased room rentals due to the impact of Hampton Vacation Resort--Oak Plantation, which is included for all of 1997 and for a limited period in 1996. Telecommunication revenues (guest telephone charges relating to the existing resorts and revenues from contracting services provided to third parties) increased $.4 million or 5.6% from $7.1 million in 1996 to $7.5 million in 1997.

Total costs and operating expenses increased $36.4 million or 42.1% from $86.5 million in 1996 to $122.9 million in 1997, but declined as a percentage of total revenue from 89.2% in 1996 to 84.6% in 1997. VOI cost of sales, as a percentage of VOI sales, decreased from 24.3% in 1996 to 22.7% in 1997, as a result of current period sales at Vistana Resort of phases with relatively lower per unit costs and at Hampton Vacation Resort--Oak Plantation of units having a lower product cost. Sales and marketing expenses increased 63.4% from $27.9 million in 1996 to $45.6 million in 1997, principally due to the 68% increase in related VOI sales. As a percentage of VOI sales, selling and marketing expenses decreased from 46.4% in 1996 to 45.2% in the period primarily as a result of lower sales and marketing costs at Vistana Resort due primarily to increased operating efficiencies. VOI cost of sales and sales and marketing costs are both expected to increase as a percentage of VOI sales during future periods as the lower product costs (primarily land purchased at lower prices during earlier years) and higher sales efficiencies (primarily resulting from the larger resort size and mature sales and marketing operations) at Vistana Resort in Orlando form a smaller mix of the Company's total VOI sales. Compared to Vistana Resort, the Company's newly developed resorts are expected to have a higher cost of sales (primarily due to higher land and construction costs) and higher sales and marketing expenses (primarily due to start-up costs and sales inefficiencies currently anticipated for at least the first 12 to 18 months of operations), as a percentage of VOI sales.

The Company is currently developing or planning five new resorts and is evaluating other resort opportunities. Many of these resorts are located in areas where the Company has not previously conducted business. As these new resorts move into sales and constitute a greater proportion of the Company's total revenues and expenses, they will have an increasing impact on the Company's results of operations. If the Company is unable to achieve the revenues, cost of sales, and sales and marketing expenses targeted for these new resorts, the resulting differences could have a material adverse effect on the Company's results of operations.

Loan portfolio expenses consist of interest expense-treasury and the provision for doubtful accounts. Interest expense-treasury increased to $7.2 million in 1997 from $6.9 million in 1996 primarily as a result of increased borrowing levels in the second half of 1997. Interest expense-treasury increased at a lower rate than the increase in customer mortgages receivable, net, primarily due to the repayment of debt during 1997 with proceeds from the Initial Offering and Secondary Offering. Provision for doubtful accounts decreased to 6.9% of VOI sales in 1997 compared to 7.1% in 1996 due primarily to the impact of Success and Points which had a lower provision and loss rate than the Company's historical levels. The Company periodically monitors its provision for doubtful accounts to provide for future losses associated with any defaults on customer mortgages receivable and provides for additions to the allowance for loss on receivables through its provision for doubtful accounts on an annual basis. Management believes that

MANAGEMENT'S DISCUSSION AND ANALYSIS              VISTANA, INC. AND SUBSIDIARIES
OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)

the provision is adequate for such future losses. Because substantially all of the Company's indebtedness bears interest at variable rates and the Company's customer mortgages receivable earn interest at fixed rates, increases in short-term interest rates could have an adverse effect on the net interest margin earned by the Company on its customer mortgages receivable.

Resort and telecommunication expenses increased at a rate commensurate with that of related revenues. General and administrative expenses increased $4.1 million or 51.9% from $7.9 million for 1996 to $12.0 million for 1997, increasing as a percent of total revenues from 8.1% in 1996 to 8.2% in 1997. The increase in general and administrative expenses was primarily the result of (i) increased revenue levels and commensurate business activities; (ii) the addition of a number of senior managers and executives to build the management and organizational infrastructure necessary to efficiently manage the Company's future growth; (iii) the Company's expenses as a public company, including the filing of periodic public reports; and (iv) added salary, travel and office expenses attributable to the current and planned growth in the size of the Company. Depreciation and amortization decreased to 2.4% of total revenues in 1997 compared to 2.6% in 1996, reflecting the added costs of depreciation from capital additions being spread over a larger revenue base. Interest expense-other decreased as a percentage of total revenue from 4.3% in 1996 to 1.2% in 1997 due to early extinguishment of debt from funds provided by the Initial Offering and the Secondary Offering.

Operating income increased $12.0 million or 114.3% to $22.5 million, or 15.4% of total revenues, during 1997 from $10.5 million, or 10.8% of total revenues, during 1996.

As the result of the Formation Transactions and in connection with the Initial Offering, the Company became subject to federal, state and foreign income taxes during 1997 and was required to record a nonrecurring deferred tax liability of $13.2 million for cumulative temporary differences between financial reporting and tax reporting. In 1997, the Company also recorded an income tax expense provision of $8.1 million, excluding the $.8 million benefit relating to the extraordinary item which was recorded net of tax. The deferred tax assets, deferred tax liabilities and the current tax provision were estimated based on management's most recent information as of December 31, 1997. The provision for income taxes reflects the income tax expense from the date of the Initial Offering through December 31, 1997.

The Company reports most of its sales of VOI's on the installment method for federal income tax purposes. As a result, the Company does not recognize taxable income on these sales until the installment payments have been received from the Company's customers. In the quarter ended June 30, 1997, the Company became subject to the federal alternative minimum tax ("AMT") as a result of the deferred income, which results from the installment sales method. The Company also began paying State of Florida AMT during that period. The Company currently anticipates that it will continue to be subject to the federal AMT and will continue to pay Florida AMT during future periods.

Under Section 453(l) of the Internal Revenue Code, interest may be imposed on the amount of tax attributable to the installment payments on customer receivables for the period beginning on the date of sale and ending on the date the related tax is paid. If the Company is otherwise not subject to pay tax in a particular year, no interest is imposed since the interest is based on the amount of tax paid in that year. The Company has not included a provision for any of this interest since it is not currently subject to tax. However, in the future it may become so. The Company continues to monitor its tax provision and may adjust it to provide for this interest in the future.

During 1997, in connection with the Initial Offering and Secondary Offering, the Company repaid approximately $81.2 million of debt. As a result of the early extinguishment of debt, the Company recorded an extraordinary charge relating to the write-off of previously capitalized fees and incurrence of prepayment penalties totaling $1.4 million, net of related tax benefits of $0.8 million.

Comparison of the Year Ended December 31, 1996 to the
Year Ended December 31, 1995

During 1996, the Company recognized total revenues of $96.9 million compared to $81.1 million for the year ended December 31, 1995, an increase of $15.8 million, or 19.5%. This increase was primarily the result of a $9.9 million or 19.7% increase in sales of VOI's from $50.2 million during 1995 to $60.1 million during 1996. Sales of VOI's increased primarily as a result of (i) a 7.3% increase in the average sales price of VOI's, and (ii) an 11.6% increase in the number of VOI's sold from 5,190 in 1995 to 5,794 in 1996. The increase in VOI's sold was the result of the Company's marketing activities in central Florida and a 110.4% increase in the sales generated by the Company's international marketing efforts which grew from $4.7 million in 1995 to $9.9 million in 1996.

Interest income increased $2.6 million or 20.2% from $12.9 million during 1995 to $15.5 million during 1996, primarily as a result of a 24.5% increase in the principal amount of net customer mortgages receivable from $80.5 million to $100.2 million, and an increased weighted average yield on the Company's customer mortgages receivable portfolio from 13.9% to 14.4%. Also included in interest income was the discount amortization recognized on customer mortgages receivable which increased 33.3% from $2.1 million in 1995 to $2.8 million in 1996 reflecting the recognition of discount amortization for the full period in 1996, as compared to a portion of the period in 1995. As of December 31, 1996, $5.5 million of the unamortized discount remained and is expected to be amortized over the next four years.

Resort revenues increased 7.9%, from $12.6 million in 1995 to $13.6 million in 1996, as a result of increased room rentals and retail operations at Vistana Resort in Orlando. Telecommunications revenues (guest telephone charges relating to the existing resorts and revenues from contracting services provided to third parties) increased 47.9%, from $4.8 million in 1995 to $7.1 million in 1996, due to increased telephone usage by resort guests and an increase in contracting revenues from $3.5 million to $5.7 million.

Operating costs and expenses increased 14.6% during 1996 from $75.5 million in 1995 to $86.5 million, although, as a percentage of total revenues, operating costs and expenses decreased from 93.1% in 1995 to 89.2% in 1996. Product costs, telecommunications expenses and resort expenses increased at a rate commensurate with or in excess of that of related revenues. Loan portfolio costs, general and administrative expenses, and depreciation increased at rates less than the rate by which revenues increased. Provision for doubtful accounts remained relatively constant at 7.1% of revenues in 1996 from 7.0% in 1995. The Company periodically monitors its provision for doubtful accounts to provide for future losses associated with any defaults on customer mortgages receivable and provides for additions to the allowance for loss on receivables through its provision for doubtful accounts on an annual basis. Management believes that the provision is adequate for such future losses. Interest expense-treasury increased due to increased borrowings secured by customer mortgages receivable. Depreciation and amortization increased at a rate lower than that of total revenues reflecting the leveraging of these costs and assets over a larger revenue base. In addition, operating costs and expenses decreased by $2.3 million as a result of a decrease in the amount of deferred executive incentive compensation.

Costs of sales as a percentage of VOI sales increased from 24.0% in 1995 to 24.3% in 1996 reflecting a larger percentage of VOI's sold in 1996 compared to 1995 from a phase at Vistana Resort in Orlando, with a relatively greater per unit cost for land and amenities than prior phases. The Company completed sales from this higher-cost phase in mid-1997 and in future periods the Company expects later phases at Vistana Resort in Orlando to have relatively lower costs for land and amenities.

Sales and marketing expenses increased 25.1% from $22.3 million in 1995 to $27.9 million in 1996. As a percentage of VOI sales, these expenses increased from 44.5% to 46.4%. This increase is attributable to higher overall sales levels as well as opening expenses associated with expanded international sales facilities and the commencement of sales activities at the Hampton Vacation Resort--Oak Plantation during the fourth quarter of 1996.

General and administrative expenses increased 12.9% in 1996 from $7.0 million in 1995 to $7.9 million in 1996. However, as a percentage of total revenues, these costs decreased from 8.6% to 8.1%. Resort expenses as a percentage of resort revenues decreased from 83.9% to 81.6% due to growth in management fee income while telecommunications expenses as a percentage of telecommunications revenues increased from 76.1% to 79.6% due to a higher mix of revenues from contracting which carries a higher cost of sales.

Interest expense-treasury (consisting of interest paid on borrowings secured by customer mortgages receivable) increased 6.2% from $6.5 million to $6.9 million. This increase reflects higher borrowings secured by customer mortgages receivable to fund growth in the Company's operations and the relatively higher interest income described above. However, as a percentage of interest income, interest expense-treasury decreased from 50.6% to 44.2%. Interest expense-other increased $1.0 million, or 31.3%, to $4.2 million in 1996 as a result of the impact for the full twelve months of the debt associated with the Executive Repurchase and Option Redemption.

During 1995, the Company amended certain senior executives' employment agreements originally entered into in 1991 to modify certain retention incentives which increased long term deferred executive incentive compensation, on a cumulative basis, from 1991 through 1995. In 1996, the expense recognized for deferred executive incentive compensation decreased by 68.6% to $1.1 million from $3.5 million in 1995. The Company entered into new employment agreements with its senior executives effective upon completion of the Initial Offering and, as a result, there will be no equivalent expense after 1996.

Operating income increased 87.5% in 1996 from $5.6 million in 1995 or 6.9% of total revenue to $10.5 million or 10.8% of total revenue.

Liquidity and Capital Resources

The Company generates cash from operations from the sales and financing of VOI's, resort operations, management activities and telecommunication services. With respect to the sale of VOI's, the Company generates cash for operations from (i) customer down payments and (ii) third party financing of customer mortgages receivable in amounts typically equal to 90% of the related customer mortgage receivable. The Company generates additional cash from the financing of VOI's equal to the difference between the interest charged on the customer mortgages receivable (which averaged 14.2% at December 31, 1997) and the interest paid on the notes payable secured by the Company's pledge of such customer mortgages receivable (which averaged 9.5% at December 31, 1997). Net cash provided by operations decreased to $9.5 million for the twelve months ended December 31, 1997 from $10.1 million for the prior year due largely to increased construction activities relative to resort development. The impact of construction activities was principally offset by certain non-cash items including the tax effects related to the conversion of the Company to a C corporation, including a non-recurring charge for recognizing cumulative deferred taxes relative to the predecessor entities. Additional offsets included increased levels of customer deposits and the provision for doubtful accounts which both reflect the growing rev-

MANAGEMENT'S DISCUSSION AND ANALYSIS              VISTANA, INC. AND SUBSIDIARIES
OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)


enue base and customer mortgages receivable portfolio. Construction activities are expected to require increased amounts of cash during future periods.

Net cash used in investing activities for the twelve months ended December 31, 1997 and 1996 was $75.0 million and $20.8 million, respectively, principally due to the cash consideration paid in the acquisition of Success and Points (net of cash acquired) and the increase in customer mortgages receivable resulting from increased sales of VOI's, including sales at Success and Points.

Net cash provided by financing activities increased to $69.3 million during 1997 from $9.3 million in 1996, primarily as a result of the Initial Offering and the Secondary Offering. In the Initial Offering, which was completed in the first quarter 1997, the Company issued 4,625,000 shares of Common Stock at a price of $12 per share, resulting in approximately $49.5 million of net proceeds. Of the net proceeds of the Initial Offering, $39.7 million were used to repay outstanding debt and related interest and prepayment penalties and the remaining $9.8 million were used to fund expansion and to provide the Company with working capital. In the Secondary Offering, which was completed in the fourth quarter of 1997, the Company issued 2,000,000 shares of Common Stock at a price of $22 per share, resulting in approximately $41.5 million of net proceeds. The net proceeds of the Secondary Offering were used to repay outstanding debt and related interest and prepayment penalties. The proceeds from the issuance of Common Stock were principally offset by the debt repayment, including amounts noted in connection with the offerings, net of the proceeds received from existing facilities and additional credit capacity obtained during 1997.

The Company's current credit facilities (the "Credit Facilities") provide for term loans, of which $28.1 million were outstanding as of December 31, 1997, and revolving lines of credit, of which $81.4 million were outstanding as of December 31, 1997 against total available capacity under the revolving lines of credit (assuming the availability of sufficient receivables) at that date of $291.0 million. As of December 31, 1997, the Company's term loans accrued interest at various rates between 8.2% and 11.3% per annum. The Company's revolving lines of credit accrued interest at certain reference rates which ranged between 8.4% and 10.5% per annum as of December 31, 1997. Approximately $102.9 million of the Company's indebtedness bears interest at variable rates based on fixed spreads over a specified reference rate. The Company's indebtedness under the Credit Facilities is secured primarily by pledges of the Company's receivables (primarily its customer mortgages receivable), and by mortgages on certain of the Company's unsold inventory of VOI's and other owned real and personal property. The terms of certain of the Credit Facilities impose operating and financial restrictions upon the Company, including, without limitation, (i) maintenance of a minimum tangible net worth by certain of the Company's operating subsidiaries; (ii) maintenance of certain financial ratios, including the ratio of selling expenses to net VOI sales; and (iii) limitations on cash distributions by certain of the Company's operating subsidiaries to the amount of the subsidiary's net income or net cash flow (subject to certain exceptions for tax and other permitted distributions).

The Company requires funds, which it currently obtains from its Credit Facilities, to finance the acquisition and development of vacation ownership resorts and related inventory, and to finance customer purchases of VOI's. Historically, these funds have been provided by indebtedness secured by a portion of the Company's inventory of unsold VOI's, customer mortgages receivable and other assets. Of the amounts outstanding under the Credit Facilities, as of December 31, 1997, the Company had $27.5 million outstanding under its notes payable secured by its land and VOI inventory, $79.2 million outstanding under its notes payable secured by customer mortgages receivable and $2.8 million of other secured and unsecured notes payable. As of December 31, 1997, the Company's scheduled principal payments on its long-term indebtedness through 2001 (excluding payments on Credit Facilities secured primarily by customer mortgages receivable and VOI inventory) were $10.2 million in 1998, $9.2 million in 1999, $3.8 million in 2000, $5.4 million in 2001, and $2.2 million in 2002 and thereafter.

During the year ended December 31, 1997, the Company entered into (i) three customer mortgage receivable-based revolving credit facilities aggregating $65 million; and (ii) a $12.7 million loan facility for the construction of the Embassy Vacation Resort at Myrtle Beach and related amenities. As of December 31, 1997, these loans accrued interest at LIBOR plus 2.5% and 3.25%, respectively. In November 1997, the Company also entered into credit facilities providing for a $20 million unsecured revolving line of credit and a one-year renewable $70 million pre-securitization warehouse facility secured by VOI receivables. The warehouse facility and the revolving line of credit provide for LIBOR-based interest rates. Under the terms of the warehouse agreement, dependent upon the level of utilization of the facility, the Company intends to engage an affiliate of the lender to provide investment banking services in leading the securitization of certain of the receivables securing the warehouse facility. As of December 31, 1997, the Company had not drawn on either credit facility.

The Company intends to pursue a growth-oriented strategy. Accordingly, the Company may from time to time acquire, among other things, additional vacation ownership resorts, additional land upon which vacation ownership resorts may be expanded or developed and companies operating resorts or having vacation ownership assets, management, or sales or marketing expertise commensurate with the Company's operations in the vacation ownership industry. The Company is currently considering the acquisition of several additional land parcels for the expansion of an existing resort and for the development of additional resorts. The Company is also evaluating additional asset and operating company acquisitions.

In the future, the Company may negotiate additional credit facilities, issue debt, or enter into customer mortgages receivable securitizations. Any debt incurred or issued by the Company may be secured or unsecured, bear interest at fixed or variable rates, and be subject to terms and conditions approved by management. The Company has historically enjoyed good credit relationships and has been successful in establishing new relationships and expanding existing credit facilities as its growth and opportunities have necessitated. Management believes the Company will continue to be able to borrow in this manner.

The Company believes that the cash generated from operations and future borrowings will be sufficient to meet its working capital and capital expenditure needs for its current operations for the next 12 months. However, depending upon the Company's growth opportunities, conditions in the capital and other financial markets and other factors, the Company may from time to time consider the issuance of debt, equity or other securities, the proceeds of which may be used to finance acquisitions, to refinance debt or for general corporate purposes.

During future periods, continued access to external funding will be necessary for the Company to acquire, develop, and sell additional VOI inventory and to finance customer purchases of its VOI's. If the Company were unable to obtain credit facilities or debt or equity financing in amounts, and on terms and conditions, satisfactory for such purposes, such event would have a material adverse effect on the Company's business and results of operations.

Inflation

Inflation and changing prices have not had a material impact on the Company's revenues, operating income and net income during any of the Company's three most recent fiscal years. Due to the current economic climate, the Company does not expect that inflation and changing prices will have a material impact on the Company's revenues, operating income or net income. To the extent inflationary trends affect short-term interest rates, a portion of the Company's debt service costs may be affected as well as the rates the Company charges on its customer mortgages.

Seasonality

The Company's revenues are moderately seasonal. Owner and guest activity at the Company's resorts in the eastern United States are currently the greatest from February through April and June through August. Owner and guest activity at the Company's resorts in the western United States are currently the greatest from June 15 to Labor Day and Christmas to Easter. As a result of this seasonality, the Company currently anticipates its weakest operating results during the first quarter, and its strongest operating results during the third quarter, of each calendar year. However, as the Company opens new resorts and expands into new markets and geographic locations it may experience increased or different seasonality dynamics creating fluctuations in operating results that are different from those experienced in the past.

Year 2000

The Company recognizes the need to ensure its operations will not be adversely impacted by Year 2000 software failures. Software failures due to processing errors potentially arising from calculations using the Year 2000 date are a risk. The Company has continued to assess this risk as it relates to the availability and integrity of financial systems and the reliability of operational systems. The Company has established processes for evaluating and managing the risks and costs associated with this issue. The computing portfolio was previously identified and an initial assessment has been completed. The remaining cost of achieving year 2000 compliance is estimated to be approximately $.3 million over the cost of normal software upgrades and replacements and will be incurred through fiscal 1999.

REPORT OF MANAGEMENT                              VISTANA, INC. AND SUBSIDIARIES



The consolidated financial statements of Vistana, Inc. and subsidiaries have been prepared by management and have been audited by independent accountants. Management of the Company is responsible for the financial information and representations contained in the consolidated financial statements and other sections of this report. Management believes that the consolidated financial statements have been prepared in conformity with generally accepted accounting principles appropriate under the circumstances to reflect, in all material respects, the substance of the events and transactions that should be included. In preparing the consolidated financial statements, management necessarily made informed estimates and judgments based on currently available information of the effects of certain events and transactions.

In meeting its responsibility for the reliability of the consolidated financial statements, management depends on the Company's internal control structure. This internal control structure is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and are properly recorded. In designing control procedures, management recognizes that errors or irregularities may occur and that estimates and judgments are required to assess and balance the relative costs and expected benefits of the controls. Management believes that the Company's internal control structure provides reasonable assurance that errors or irregularities that could be material to the consolidated financial statements are prevented or would be detected within a timely period by employees in the normal course of performing their assigned functions.

The Board of Directors fulfills its oversight role for the accompanying consolidated financial statements through its Audit Committee, which is composed solely of directors who are not officers or employees of the Company. The Committee meets with management and the independent accountants to review the work of each, and to monitor the discharge by each of its responsibilities.

Management is responsible for the conduct of the Company's business in an ethical, moral manner. Our commitment to ethics and integrity is a fundamental part of the vision and values that are stressed at all levels of the Company.

/s/ Raymond L. Gellein, Jr.  /s/ Jeffrey A. Adler        /s/ Charles E. Harris
Raymond L. Gellein, Jr.      Jeffrey A. Adler            Charles E. Harris
Chairman of the Board and    President and               Vice Chairman and
Co-Chief Executive Officer   Co-Chief Executive Officer  Chief Financial Officer


INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Vistana, Inc. and Subsidiaries:

We have audited the consolidated balance sheets of Vistana, Inc. and subsidiaries (the "Company") as of December 31, 1997 and 1996 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vistana, Inc. and subsidiaries as of December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                       /s/ KPMG Peat Marwick LLP

Orlando, Florida
February 6, 1998

CONSOLIDATED BALANCE SHEETS                       VISTANA, INC. AND SUBSIDIARIES
As of December 31, 1997 and 1996


(in thousands except share amounts)                                     1997      1996
----------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents..........................................   $  9,878  $  6,134
Restricted cash....................................................      9,196     3,847
Customer mortgages receivable, net.................................    155,048   100,166
Other receivables, net.............................................      4,953     5,002

Inventory of Vacation Ownership Interests..........................     27,271    16,540
Construction in progress...........................................     17,026     8,670
                                                                      ------------------
     Total Vacation Ownership Interests............................     44,297    25,210
                                                                      ------------------

Prepaid expenses and other assets..................................     15,021    11,892
Land held for development..........................................     13,840     8,080
Intangible assets, net.............................................     17,275     1,196
Property and equipment, net........................................     17,701    12,395
                                                                      ------------------
     Total Assets..................................................   $287,209  $173,922
                                                                      ==================

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued liabilities...........................   $  9,276  $  3,828
Income taxes payable...............................................      1,927        --
Accrued compensation and benefits..................................      9,847     9,291
Customer deposits..................................................      9,423     4,995
Deferred income taxes..............................................     17,535        --
Other liabilities..................................................      6,265     6,151
Notes and mortgages payable........................................    109,547   118,557
                                                                      ------------------
     Total Liabilities.............................................    163,820   142,822

Minority interest..................................................      3,984     4,452

Shareholders' Equity
  Common stock, $.01 par value: Authorized 100,000,000 shares
    Issued and outstanding 21,007,630 shares at December 31, 1997..        210        --
Additional paid-in capital.........................................    107,341        --
Equity of predecessor entities.....................................         --    26,648
Retained earnings..................................................     11,854        --
                                                                      ------------------
     Total Shareholders' Equity....................................    119,405    26,648
                                                                      ------------------
     Total Liabilities and Shareholders' Equity....................   $287,209  $173,922
                                                                      ==================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME                 VISTANA, INC. AND SUBSIDIARIES
For the Years Ended December 31, 1997, 1996, and 1995

(in thousands except per share data
and share amounts)                               1997        1996        1995
--------------------------------------------------------------------------------
Revenues:
  Vacation Ownership Interest sales.........    $100,887     $60,063     $50,156
  Interest..................................      19,296      15,546      12,886
  Resort....................................      16,921      13,587      12,613
  Telecommunications........................       7,499       7,054       4,802
  Other.....................................         749         686         652
                                              ----------------------------------
    Total revenues..........................     145,352      96,936      81,109
                                              ----------------------------------
Costs and operating expenses:
  Vacation Ownership Interest cost of sales.      22,898      14,595      12,053
  Sales and marketing.......................      45,616      27,877      22,318
  Interest expense--treasury................       7,240       6,865       6,516
  Provision for doubtful accounts...........       6,971       4,271       3,522
  Resort....................................      13,913      11,089      10,585
  Telecommunications........................       6,111       5,613       3,654
  General and administrative................      11,988       7,873       6,979
  Depreciation and amortization.............       3,455       2,553       2,215
  Interest expense--other...................       1,705       4,154       3,168
  Other.....................................       3,009         443       1,020
  Deferred executive incentive compensation.          --       1,114       3,448
                                              ----------------------------------
    Total costs and operating expenses......     122,906      86,447      75,478
                                              ----------------------------------
Operating income............................      22,446      10,489       5,631
Excess value recognized.....................         111         105         219
Minority interest...........................         468          --          --
                                              ----------------------------------
Income before income taxes and extraordinary
 item.......................................      23,025      10,594       5,850
Provision for income taxes..................       8,101          --          --
Non-recurring charge associated with the
 change of tax status.......................      13,201          --          --
                                              ----------------------------------
Income before extraordinary item............       1,723      10,594       5,850
Extraordinary item--early extinguishment of
 debt, net of tax...........................      (1,425)         --          --
                                              ----------------------------------
    Net Income..............................    $    298     $10,594     $ 5,850
                                              ==================================
Per share data:
  Basic
    Income per share before extraordinary
      item..................................    $   0.09          --          --
    Extraordinary item......................       (0.07)         --          --
                                              ----------------------------------
    Income per share........................    $   0.02          --          --
                                              ----------------------------------
    Weighted average number of shares
     outstanding............................  18,344,545          --          --
                                              ==================================
  Diluted
    Income per share before extraordinary
     item...................................    $   0.09          --          --
    Extraordinary item......................       (0.07)         --          --
                                              ----------------------------------
    Income per share........................    $   0.02          --          --
                                              ----------------------------------
    Weighted average number of shares
     outstanding............................  18,649,180          --          --
                                              ==================================
Pro-forma share data (unaudited):
Income before income taxes..................    $ 23,025     $10,594     $ 5,850
Provision for income taxes..................       8,726       4,026       2,223
                                              ----------------------------------
Pro-forma net income........................    $ 12,874     $ 6,568     $ 3,627
                                              ==================================
Pro-forma net income per share--basic.......    $   0.70     $  0.46     $  0.26
                                              ==================================
Pro-forma weighted average number of shares
 outstanding--basic.........................  18,344,545  14,175,000  14,175,000
                                              ==================================
Pro-forma net income per share--diluted.....    $   0.69     $  0.46     $  0.26
                                              ==================================
Pro-forma weighted average number of shares
 outstanding--diluted.......................  18,649,180  14,175,000  14,175,000
                                              ==================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS                           VISTANA, INC. AND SUBSIDIARIES
OF SHAREHOLDERS' EQUITY

For the Years Ended December 31, 1997, 1996 and 1995

                                                            Additional            Equity of        Total
                                           Common Stock      Paid-In   Retained  Predecessor    Shareholders'
(in thousands except share amounts)        Shares  Amount    Capital   Earnings    Entities        Equity
-------------------------------------------------------------------------------------------------------------
Balance at January 1, 1995.............       -     $ -     $     -     $   -     $ 33,658       $  33,658
Distributions/Redemptions..............       -       -           -         -      (21,604)        (21,604)
Net Income.............................       -       -           -         -        5,850           5,850
                                           ------------------------------------------------------------------
Balance at December 31, 1995...........       -       -           -         -       17,904          17,904
Distributions..........................       -       -           -         -       (1,850)         (1,850)
Net income.............................       -       -           -         -       10,594          10,594
                                           ------------------------------------------------------------------
Balance at December 31, 1996...........       -       -           -         -       26,648          26,648
Distributions..........................       -       -           -         -       (2,245)         (2,245)
Net income from January 1, 1997
 through the Formation Transactions....       -       -           -         -        1,645           1,645
Deferred taxes recorded in connection
 with Formation Transactions...........       -       -           -         -     $(13,201)        (13,201)
Exchange of predecessor equity for
 stock in connection with Formation
Transactions...........................  14,175     142      12,705         -       12,847               -
Proceeds from Initial Offering
 (net of offering costs)...............   4,625      46      49,419         -            -          49,465
Acquisition of Success Companies and
 Points of Colorado....................     207       2       3,772         -            -           3,774
Proceeds from sale of common stock in
 Secondary Offering (net of offering
 costs)................................   2,000      20      41,445         -            -          41,465
Net income Subsequent to
 Formation Transactions................       -       -           -    11,854            -          11,854
                                         --------------------------------------------------------------------
Balance at December 31, 1997...........  21,007    $210    $107,341   $11,854     $      -        $119,405
                                         ====================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW              VISTANA, INC. AND SUBSIDIARIES
For the Years Ended December 31, 1997, 1996 and 1995

(in thousands)
                                                                                        1997       1996       1995
---------------------------------------------------------------------------------------------------------------------
Operating activities:
Net Income..........................................................................  $     298   $ 10,594   $  5,850
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization expense.............................................      3,455      2,553      2,215
  Amortization of discount on customer mortgages receivable.........................     (3,061)    (2,757)    (2,062)
  Provision for doubtful accounts...................................................      6,971      4,271      3,522
  Minority interest.................................................................       (468)        --         --
  Deferred income taxes.............................................................     16,072         --         --
  Changes in operating assets and liabilities, net of effect of acquisitions
   Other receivables, net...........................................................        971     (1,306)      (268)
   Construction in progress.........................................................    (20,725)      (359)    (1,082)
   Prepaid expenses and other assets................................................     (3,174)    (7,508)    (3,760)
   Accounts payable and accrued liabilities.........................................      4,805     (1,077)       (69)
   Income taxes payable.............................................................      1,927         --         --
   Accrued compensation and benefits................................................        (30)       738      4,751
   Customer deposits................................................................      4,331      2,645        682
   Repurchase obligation............................................................         --     (1,408)    (1,604)
   Other liabilities................................................................     (1,861)     3,729        225
                                                                                      -------------------------------
     Net cash provided by operating activities......................................      9,511     10,115      8,400
                                                                                      -------------------------------
Investing activities:
Expenditures for property and equipment.............................................     (6,517)    (2,513)    (2,044)
Business acquisition, net of cash acquired..........................................    (25,383)        --         --
Customer mortgages receivable, net..................................................    (38,405)   (16,550)   (13,871)
Repurchase of customer mortgages receivable.........................................         --     (1,171)    (1,692)
Additions to restricted cash........................................................     (4,731)      (603)      (921)
                                                                                      -------------------------------
     Net cash used in investing activities..........................................    (75,036)   (20,837)   (18,528)
                                                                                      -------------------------------
Financing activities:
Proceeds from notes and mortgages payable...........................................    116,601     53,628     79,345
Principal payments on notes and mortgages payable...................................   (136,017)   (46,908)   (42,611)
Net proceeds from public offerings..................................................     90,930         --         --
Equity distributions/redemption.....................................................     (2,245)    (1,850)   (21,603)
Minority interest...................................................................         --      4,443         --
                                                                                      -------------------------------
     Net cash provided by financing activities......................................     69,269      9,313     15,131
                                                                                      -------------------------------
     Net increase in cash and cash equivalents......................................      3,744     (1,409)     5,003
Cash and cash equivalents, beginning of period......................................      6,134      7,543      2,540
                                                                                      -------------------------------
Cash and cash equivalents, end of period............................................  $   9,878   $  6,134   $  7,543
                                                                                      ===============================
Supplemental disclosure of cash flow information:
Cash paid during the period for interest............................................  $   9,446   $ 10,732   $  9,729
                                                                                      ===============================
Cash paid during the period for taxes...............................................  $   3,526   $     --   $     --
                                                                                      ===============================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED                             VISTANA, INC. AND SUBSIDIARIES
FINANCIAL STATEMENTS
December 31, 1997 and 1996

(1)  Nature of Business

Vistana, Inc. and its consolidated subsidiaries (the "Company") generate revenues from the sale and financing of Vacation Ownership Interests ("VOI's") in its resort properties which typically entitle the buyer to ownership of a fully-furnished unit for a one week period on an annual or an alternate-year basis. The Company's principal operations consist of (1) constructing, furnishing, marketing and selling and, financing the sale of VOI's, and (2) managing the operations of its resorts and related amenities. The Company sells VOI's to both domestic and foreign purchasers. All contracts relating to the sale of VOI's are denominated in U.S. dollars.

(2)  Capital Transactions and Basis of Presentation

The Company became the parent for all of the operations of its predecessors in connection with its initial public offering (the "Initial Offering") completed on February 28, 1997. At the time of the Initial Offering each of the owners of the predecessor entities (the "Principal Shareholders") transferred to the Company all of the existing common stock and partnership interests owned by them in exchange for 14.2 million shares (20 shares of the Common Stock of Vistana, Inc. were outstanding at the time of the Initial Offering) of the Company (the "Formation Transactions"). A total of 5.6 million shares of the Common Stock of the Company were offered (4.6 million shares by the Company and .9 million shares by the Principal Shareholders). In addition, in connection with the Initial Offering and the Formation Transactions, former equity holders of the Company's predecessor corporations and limited partnerships received a distribution of approximately $2.6 million, $.3 million of which represented the balance of such holders' federal and state income tax liability attributable to their ownership of such entities through the date of the Initial Offering, and $2.3 million of which represented the retained earnings of the Company's predecessor corporations and limited partnerships for which such holders had previously paid income tax. The Formation Transactions were accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. Accordingly, the net assets of the predecessor corporations and limited partnerships were recorded at the predecessor entities' basis.

The majority of the consolidated subsidiaries were formed in 1991 by the principal shareholders to acquire and own, either directly or indirectly, the assets and certain liabilities of the predecessor operating entities from the previous owner (the "Seller"). The consolidated financial statements shown herein for the Company and its consolidated subsidiaries for each respective period include the operations of its predecessors in interest.

Pro forma (unaudited) financial data presented on the face of the consolidated statement of income for the year ended December 31, 1997 reflects the elimination of the non-recurring charge for deferred taxes pertaining to the predecessor entities relative to all years prior to 1997. Pro forma (unaudited) financial data presented on the face of the consolidated statements of income reflect results of the years ended 1996 and 1995 as if the conversion of tax status to a C corporation had occurred at the beginning of each respective period.

(3)  Summary of Significant Accounting Policies

(a)  Principles of Consolidation

The consolidated financial statements include the accounts of the Company and certain wholly owned subsidiaries (both corporations and limited partnerships) under common control. The consolidated financial statements also include the accounts of two partnerships between one or more subsidiary companies and unaffiliated third party partners wherein the Company exercises operational and financial control over such partnerships. Interests of unaffiliated third parties are reflected as minority interests.

(b)  Revenue Recognition

Greater than 90% of VOI's sold by the Company generate installment receivables secured by a mortgage on the related VOI. These customer mortgages receivable are payable in monthly installments, including interest, with maturities up to ten years. Sales are included in revenues when minimum down payment requirements (at least 10%) have been met. A provision is recorded for those contracts expected to rescind in the allowed statutory rescission period.

Product costs and direct selling expenses related to a VOI sale are recognized at the time the sale is recognized. Product costs include the cost of land, professional fees, improvements to the property and, for certain projects, the cost of amenities owned by the VOI owners. Product costs are allocated to each VOI based on the total number and type of VOI's in the particular phase.

In 1997, the Company began pre-construction sales at its Embassy Vacation Resort at Myrtle Beach, South Carolina. There were no pre-construction VOI sales or any VOI sales recognized under the percentage of completion method in either the first or second quarter of 1997. During the quarter ended September 30, 1997, construction commenced and the Company began recognizing revenue related to VOI sales at this resort using the percentage of completion method. Under this method, the portion of revenues related to applicable costs (including construction and sales and marketing costs) incurred, as compared to the total estimate of such costs, is recognized as revenue in the period of sale. The remaining revenue is deferred and recognized as the remaining costs are incurred.

Resort revenues are recognized on an accrual basis. Telecommunications revenues are recognized when earned.

(c)  Allowance for Losses on Customer Mortgages Receivable

The Company provides for estimated future losses to be incurred related to uncollectible customer mortgages receivable. The Company evaluates such receivables collectively for impairment due

NOTES TO CONSOLIDATED                             VISTANA, INC. AND SUBSIDIARIES
FINANCIAL STATEMENTS
(Continued)


to their relative balances and homogenous nature. The allowance is based on the collection history of the receivables and is net of anticipated cost recoveries of the underlying VOI's. Management believes that all such allowances are adequate.

(d)  Inventory of VOI's and Land Held for Development

Inventory of VOI's and related construction in progress are carried at cost, which is lower than fair value less cost to sell. The recoverability of inventory is determined on an individual project basis, which is based on each resort location. Land held for development is carried at the lower of cost or fair value less cost to sell.

(e)  Customer Deposits

Until a VOI contract qualifies as a sale, all payments received are accounted for as deposits. If a contract is canceled after the applicable statutory period, deposits forfeited are credited to income.

(f)  Intangible Assets

The Company reevaluates the recoverability of intangible assets as well as the amortization periods to determine whether an adjustment to carrying value or a revision to estimated useful lives is appropriate. The primary indicators of recoverability are a significant event or change in the environment in which the business operates, and current and forecasted undiscounted operating cash flows.

(g)  Fair Market Value of Financial Instruments

The carrying amount reported in the consolidated balance sheets for cash and cash equivalents, restricted cash, other receivables, accounts payable and accrued liabilities approximates fair market value due to the immediate or short-term maturity of these financial instruments. The approximate fair value of customer mortgages receivable exceeds book value by the amount of the unamortized discount on customer mortgages receivable purchased. The carrying amount of notes and mortgages payable approximates fair market value as the interest rates on the underlying instruments reprice frequently.

(h)  Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax-credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(i)  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make a number of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

(j)  Cash and Cash Equivalents, and Restricted Cash

Cash and cash equivalents consist of all highly liquid investments purchased with an original maturity of three months or less. Cash and cash equivalents consist of cash and money market funds.

Restricted cash consists of: (1) deposits received on sales of VOI that are held in escrow until the applicable statutory rescission period has expired and the related customer mortgage has been recorded, and (2) worker's compensation funds.

(k)  Interest Rate Swap Agreements

The Company only uses derivative financial instruments on a limited basis and does not use them for trading purposes. Derivative financial instruments are used to manage well-defined interest rate risks. The differential to be paid or received under the terms of the interest rate swap agreements is accrued as interest rates change and is recognized over the life of the applicable interest rate swap agreements. The Company does not engage in speculative or profit motivated hedging activities. As of December 31, 1997, the Company had no derivative financial instruments outstanding.

(l)  Reclassifications

Certain prior year amounts have been reclassified to conform with the 1997 presentation.


(m)  Effect of New Accounting Pronouncements

In February 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per
Share" which simplifies the calculation of earnings per share. Basic earnings per share ("EPS") excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue Common Stock were exercised and shared in the earnings of the Company. The Company adopted this Standard in December 1997. For the year ended December 31, 1997, approximately
 .3 million net shares relative to options granted were considered dilutive after giving effect for taxes and the application of the treasury stock method and were included in the diluted EPS calculation. An additional .08 million shares were considered anti-dilutive and therefore excluded from the diluted EPS calculation.

In June 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income" which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement is effective for fiscal years beginning after December 15, 1997. This statement will not have a material impact on the Company.

In June 1997, the FASB issued SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information" which establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements. This Statement requires reporting of selected information about operating segments in interim financial reports. This statement is effective for fiscal years beginning after December 15, 1997. This statement will not have a material impact on the Company.

(n)  Concentrations of risk

Any adverse change in economic conditions or significant price increases or adverse events related to the travel and tourism industry, such as the cost and availability of fuel, could have a material adverse effect on the Company's business. Such conditions or increases may also adversely affect the future availability and cost of financing for the Company or its customers and result in a material adverse effect on the Company's business. In addition, changes in general economic conditions may adversely affect the Company's ability to collect on its customer mortgages receivable outstanding from the buyers of VOI's.

(4)  Customer Mortgages Receivable, Net

As of December 31, customer mortgages receivable, net consisted of:

(in thousands)                                    1997         1996
---------------------------------------------------------------------
Customer mortgages receivable, gross.........   $170,147     $115,970
Less:
  Unamortized discount on customer
    mortgages receivable purchased...........     (2,478)      (5,539)
  Unamortized excess value over
    consideration............................        (27)         (74)
  Allowance for loss on receivables..........    (12,594)     (10,191)
                                                ---------------------
  Customer mortgages receivable, net.........   $155,048     $100,166
                                                =====================

As of December 31, 1997 and 1996, customer mortgages receivable, gross, from foreign buyers aggregated approximately $34.5 million and $28.0 million, respectively, with buyers within no individual foreign country aggregating more than 5% of gross outstanding customer mortgages receivable.

Stated interest rates on customer mortgages receivable outstanding at December 31, 1997 range from 00.0% to 17.9% per annum (averaging approximately 14.2% per annum). Interest is not imputed on customer mortgages receivable with less than a market interest rate because such amounts are immaterial.

The activity in the customer mortgages receivable allowance for doubtful accounts is as follows:

(in thousands)                                1997      1996     1995
-----------------------------------------------------------------------
Balance, beginning of year...............   $10,191   $ 9,009   $10,144
Provision for doubtful accounts..........     6,971     4,271     3,522
Allowance relating to customer
   mortgages receivable purchased........         -       588       628
Allowance relating to customer
   mortgages receivable for
   businesses acquired...................     1,076         -         -
Customer mortgages receivable
   charged off...........................    (5,644)   (3,677)   (5,285)
                                            ---------------------------
Balance, end of year.....................   $12,594   $10,191   $ 9,009
                                            ===========================

During 1996 and 1995, under the clean-up call provisions of the related transactions, the Company repurchased the remaining amount of customer mortgages receivable previously sold and effectively liquidated the entities. The Company repurchased gross customer mortgages receivable of $10.5 million and $9.8 million and recorded a discount, which amounted to $4.6 million and $5.8 million for December 31, 1996 and 1995, respectively. This discount is being amortized over the estimated remaining collection period of the purchased customer mortgages receivable. Amortization of the discount during 1997, 1996, and 1995 was $3.1 million, $2.8 million, and $2.1 million, respectively, and is included in interest income.

(5)  Property and Equipment, Net

As of December 31, property and equipment, net consisted of:

(in thousands)                                    1997         1996
--------------------------------------------------------------------
Land and land improvements....................  $ 2,753      $ 2,483
Buildings and building improvements...........   11,595        7,760
Furniture, fixtures and equipment.............    9,510        7,234
                                                --------------------
   Subtotal...................................   23,858       17,477
Less accumulated depreciation.................   (7,508)      (5,181)
                                                --------------------
   Subtotal...................................   16,350       12,296
Construction in progress......................    1,351           99
                                                --------------------
Property and equipment, net...................  $17,701      $12,395
                                                ====================

Property and equipment are recorded at cost. Depreciation of property and equipment is computed over the applicable estimated useful lives (between 3 and 30 years) of the assets using the straight-line method.

NOTES TO CONSOLIDATED                             VISTANA, INC. AND SUBSIDIARIES
FINANCIAL STATEMENTS
(Continued)

(6)  Prepaid Expenses and Other Assets

As of December 31, prepaid expenses and other assets consisted of:

(in thousands)                                        1997       1996
----------------------------------------------------------------------
Prepaid licensing fee.............................   $5,075     $5,075
Prepaid financing fees............................    1,981      2,947
Other prepaid expenses............................    4,067      2,048
Prepaid business registration costs...............    1,453        263
Ticket inventory and sales and marketing
  materials.......................................    2,445      1,559
                                                    ------------------
Total prepaid expenses and other assets...........  $15,021    $11,892
                                                    ==================

The licensing fee pertains to the partnership involving Vistana WGV, Ltd. and will be amortized over ten years beginning in 1998 with the commencement of sales activities for Vistana Resort at World Golf Village. Prepaid financing fees related to notes and mortgages payable are capitalized and amortized over the lives of the respective debt on a straight-line basis. Amortization expense related to prepaid financing fees was $1.0 million, $.7 million and $.7 million in 1997, 1996, and 1995, respectively, and is included in amortization and depreciation expense in the consolidated statements of income.

(7)  Joint Ventures and Other Agreements

Vistana WGV, Ltd. ("WGV")

In June of 1996, the Company entered into a partnership agreement providing for the Company to serve as general partner with operating and financial control over the partnership as well as own a 37.5% interest therein. WGV is developing the first phase of a 408 unit resort near St. Augustine, Florida. WGV has entered into various licensing, servicing fee and royalty arrangements based upon stipulated percentages of sales of VOI or gross rental revenue from operations of unoccupied units at the resort. A $5.1 million licensing fee was paid by WGV to an unaffiliated partner for the use of names and logos. This fee has been capitalized and will be amortized over the projected sales period currently estimated at ten years. WGV is contingently liable, along with other developers at the project, for annual debt service shortfalls, up to a specified amount, related to bond funding for a related convention center development. Under certain defined circumstances, the Company has the right to acquire the interest of the other unaffiliated partners as well as such unaffiliated partners having the right to require the Company to purchase their ownership interests. WGV has been included in the consolidated financial statements.

Oak Plantation Joint Venture ("OPJV")

In June 1996, the Company acquired a 66.7% ownership interest and became managing joint venturer for OPJV. Subsequently, OPJV converted a 242 unit multi-family property in Kissimmee, Florida into a VOI resort. The Company acquired its ownership interest in OPJV without payment of cash in a purchase transaction. The fair value of the assets acquired and the liabilities assumed each aggregated approximately $12.2 million, which included a liability of $1.9 million which was paid in January 1997 to an unaffiliated partner for the early termination of a consulting service arrangement. Under certain defined circumstances, the Company has the right to acquire the interest of the other unaffiliated partners as well as such unaffiliated partners having the right to require the Company to purchase their ownership interests. OPJV has been included in the consolidated financial statements.

Promus Agreement

In December 1996, the Company and Promus Hotels, Inc. entered into an exclusive five-year agreement (the "Promus Agreement") to jointly acquire, develop, market and operate vacation ownership resorts in North America under Promus' Embassy Vacation Resort, Hampton Vacation Resort and Homewood Vacation Resort brands. Under the Promus Agreement, the Company is Promus' exclusive joint venture partner for the acquisition, development and operation of vacation ownership resorts in North America and also has the option of operating vacation ownership resorts on a franchise basis. The Promus Agreement precludes the Company from acquiring or developing vacation ownership resorts with any other multi-hotel brand, but preserves its ability to develop vacation ownership resorts in combination with non-hotel brands, to acquire or develop vacation ownership resorts under the Vistana name (other than in certain selected markets agreed to by the parties), and to develop vacation ownership resorts with unique, non-multi-hotel brand hotel properties. As of December 31, 1997, the Company and Promus had not entered into any development or project for which the joint venture component of the Promus Agreement would be initiated. As of December 31, 1997, the Company was operating the OPJV resort, and developing the Myrtle Beach property, as franchised resorts pursuant to the Promus Agreement. In September 1997, the Company acquired land for the development of a 150 unit Embassy Vacation Resort in Scottsdale, Arizona. The resort is expected to be developed as a franchise under the Promus Agreement.

Proposed Sun International Joint Venture

In November 1997, the Company entered into an agreement to form a 50/50 joint venture with a subsidiary of Sun International Hotels, Limited to design, develop, sell and manage a vacation ownership resort adjacent to the Atlantis Resort and Casino on Paradise Island in The Bahamas. In connection with the proposed joint venture, the Company would be required to make an initial cash equity investment of approximately $7 million for the initial phase of the project. As of December 31, 1997, no activity has occurred for which amounts have been included in the consolidated financial statements.

(8)  Acquisition Transactions

On September 16, 1997, the Company completed the acquisition of entities comprising The Success Companies, Success Developments,

L.L.C. and Points of Colorado, Inc. ("Success and Points"). The Company acquired the entire equity interest in the acquisition for a purchase price of approximately $24.0 million in cash, .2 million shares of Company common stock and contingent consideration of .4 million shares of Company common stock. The net assets acquired totaled $11.6 million. Delivery of the contingent shares is dependent upon Success and Points achieving certain operating results for calendar years 1998 through 2000. Management of the Company has determined that the contingent consideration is an additional cost of the acquisition. The purchase method of accounting was followed in accounting for this transaction. The goodwill associated with the acquisition, incurred to date, is being amortized on a straight-line basis over 20 years. Operations of Success and Points from September 16, 1997 through year end 1997 are included in the accompanying consolidated statements of income.

The following unaudited pro forma summary presents the combined results of operations of the Company and Success and Points, as if the acquisition had occurred at the beginning of 1997 and 1996, respectively. The pro forma amounts also give effect to certain adjustments which reflect: (1) the Company's Initial Offering and the conversion of tax status as if each event had occurred at the beginning of each period and, (2) in 1997 the exclusion of non-recurring charges related to deferred taxes pertaining to the predecessor entities and extraordinary items pertaining to extinguishments of debt. This pro forma summary does not necessarily reflect the results of operations as they would have been if the businesses had constituted a single entity during such periods and is not necessarily indicative of results which may be obtained in the future. The pro forma presentation of the Success and Points acquisition without effect for the aforementioned adjustments would reflect net income of $1.4 million and $6.9 million or $0.07 and $0.48 per share for the years ended December 31, 1997 and 1996, respectively.

                                           (Pro forma unaudited)
                                                Years ended
                                                December 31,
                                                ------------
(in thousands except per share amounts)        1997       1996
----------------------------------------------------------------
VOI sales................................    $117,420   $ 74,125
Interest income..........................      21,144     16,629
Total revenue............................     164,655    112,885
Cost of VOI sales........................      27,213     17,946
Sales and marketing......................      52,727     33,844
Provision for doubtful accounts..........       7,249      4,456
Interest expense--treasury...............       9,032      8,066
Operating income.........................      24,866     16,019
Net income...............................      15,776      9,997
Earnings per share--diluted..............    $   0.81   $   0.53

On November 3, 1997, the Company entered into and completed an agreement to purchase the assets of two related guest service and marketing companies (the "Acquired Companies") for $1.8 million in cash and approximately $3.2 million in contingent cash payments. Payment of the contingent consideration is conditioned on the Acquired Companies achieving certain operating results in each of the calendar years 1998 through 2000. Management of the Company has determined that the contingent consideration is an additional cost of the acquisition. The purchase method of accounting was followed in accounting for this transaction. The goodwill associated with the acquisition is being amortized on a straight-line basis over 10 years. Operations of the Acquired Companies from November 3, 1997 through year end 1997 are included in the accompanying consolidated statements of income.

(9)  Intangibles

Intangible assets consist of goodwill and a covenant not to compete, totaling $17.3 million as of December 31, 1997 and only the covenant not to compete which totalled $1.2 million as of December 31, 1996. In connection with the Success and Points acquisition and the acquisition of the Acquired Companies completed during 1997, consideration paid exceeded the estimated value of the assets acquired (including estimated liabilities assumed as part of the transaction) by approximately $16.7 million. As of December 31, 1997, no additional goodwill had been recorded relative to the contingent consideration discussed in Note 8 above. The excess of investment over net asset values at acquisition is being amortized over periods of 20 and 10 years, respectively, on a straight-line basis. The amount of excess consideration paid over net asset value amortized was $0.2 million in 1997. The covenant not to compete with a former shareholder/executive of the Company is being amortized over the five-year term of the agreement. Amortization expense related to the covenant not to compete was $.4 million, $.4 million, and $.3 million, in 1997, 1996, and 1995, respectively.

In connection with the acquisition by the Company in 1991 from the Seller, the estimated value of the assets acquired exceeded the consideration paid (including the estimated liabilities assumed as part of the transaction) by $3.4 million. Accordingly, the excess value over consideration paid has been allocated on a pro-rata basis to reduce the recorded value of long-term assets originally acquired from the Seller, principally customer mortgages receivable. This excess value over consideration paid is being amortized into income over the life of those assets. The amount of excess value over consideration paid amortized into income was $.1 million in both 1997 and 1996, and $.2 million in 1995, with a remaining unamortized balance as of December 31, 1997 and 1996 of $.7 million and $.8 million, respectively.

NOTES TO CONSOLIDATED                             VISTANA, INC. AND SUBSIDIARIES
FINANCIAL STATEMENTS
(Continued)


(10) Repurchase Obligations
Changes in repurchase obligations during the years ended December 31 were as follows:


(in thousands)                                          1996            1995
------------------------------------------------------------------------------
Balances, beginning of year....................       $ 3,003         $ 6,910
Loss on customer mortgages receivable
  repurchased under recourse provisions........        (1,408)         (1,603)
Remaining balance of estimated losses on
  repurchase obligations relating to customer
  mortgages receivable repurchased.............        (1,595)         (2,304)
                                                      ------------------------
Balances, end of year..........................            --         $ 3,003
                                                      ========================

As of December 31, 1997, there were no outstanding customer mortgages receivable sold for which the Company had a recourse obligation.

(11) Notes and Mortgages Payable
As of December 31, notes and mortgages payable consisted of:


(in thousands)                                                                                                     1997       1996
------------------------------------------------------------------------------------------------------------------------------------
Notes Payable Secured by Customer Mortgages Receivable
  Notes payable bearing interest at prime plus 2.0% per annum (10.5% at December 31, 1997). Remaining
    availability under these lines of credit was $75.2 million at December 31, 1997..........................   $ 34,791   $ 62,099
  Notes payable bearing interest at LIBOR plus 2.5% (8.38% at December 31, 1997). Remaining availability
    under these lines of credit was $35.1 million at December 31, 1997.......................................     39,942         --
  Note payable bearing fixed interest at 11.34% per annum. Final payment is expected by December 1998........      4,191      8,752
  Note payable bearing interest at prime plus 1.5% (10.0% per annum at December 31, 1997). Remaining availability under this revolving line of credit was $4.7 million at December 31, 1997 and the
    remaining commitment term for new borrowings expires on September 30, 1998...............................        278      1,278
  Note payable bearing interest at prime plus 2.0% per annum.................................................         --      1,120
                                                                                                                -------------------
  Subtotal of notes secured by customer mortgages receivable.................................................   $ 79,202   $ 73,249
                                                                                                                ===================

Notes payable and mortgage obligations secured by real estate
  Term note payable bearing interest at prime plus 2.0% and maturing on June 25, 2001.
    Remaining availability at December 31, 1997 was $1.1 million.............................................   $ 17,167   $ 12,701
  Construction mortgage note payable bearing interest at prime plus 2.0%. Remaining
    availability at December 31, 1997 was $12.0 million. Matures on July 24, 2001............................      6,591      2,500
  Notes payable bearing interest at LIBOR plus 3.25% (9.13% per annum at December 31, 1997). Remaining
    availability at December 31, 1997 was $10.8 million......................................................      1,930         --
  Mortgage loan bearing fixed interest at 8.2% per annum at December 31, 1997................................      1,839         --
  Mortgage obligations due in 1997 and 2004, bearing fixed interest at 10.1%.................................         --      5,893
                                                                                                                -------------------
  Subtotal of notes and mortgages secured by real estate.....................................................   $ 27,527   $ 21,094
                                                                                                                ===================

Other notes and mortgage loans payable
  Mortgage loan with an available line of $1.1 million. The loan bears interest at prime plus 1%.............         --        985
  Acquisition note payable under which a total of $3 million may be borrowed.................................         --        385
  Various notes payable with monthly payments of principal and interest, ranging from 8.25% to 11.03% per annum       --        106
  Unsecured note payable (working capital loan) bearing interest at prime plus 2%.
    Matures on June 25, 2001. Remaining availability at December 31, 1997 was $.3 million....................      2,228        943
  Various notes payable bearing interest at variable rates (applicable Eurodollar Rate plus a range of 4% to
    6% which had been swapped)...............................................................................         --     14,495
  Subordinated unsecured notes payable bearing interest at prime plus 2.0%...................................         --      7,300
  Capital lease obligations..................................................................................        590         --
                                                                                                                -------------------
Total notes and mortgages payable............................................................................   $109,547   $118,557
                                                                                                                ===================


During the quarter ended September 30, 1997, the Company entered into a $12.7 million loan facility for the construction of the Embassy Vacation Resort at Myrtle Beach, South Carolina and related amenities, as well as a related $10.0 million receivables based revolving credit facility. During the third quarter, the Company also entered into a $30.0 million receivables based revolving credit facility secured by receivables generated primarily at Vistana Resort in Orlando, Florida, a $10.0 million and a $15.0 million receivables based revolving credit facility secured by the Success and Points receivables, respectively. All of these receivables facilities are priced at LIBOR plus 2.50%. The construction loan facility is priced at LIBOR plus 3.25%.

In November 1997, the Company entered into credit facilities including a $20 million unsecured revolving line of credit, priced at LIBOR plus 2.25% and a one-year renewable $70 million pre-securitization warehouse facility secured by VOI receivables priced at LIBOR plus 1.0%. The warehouse facility may only be used for receivables generated by resorts that are wholly-owned by the Company. Under the terms of the warehouse agreement, dependent upon the level of utilization of the facility, the Company intends to engage an affiliate of the Lender to provide investment banking services in leading the securitization of certain of the receivables securing the warehouse facility. As of December 31, 1997, the Company had not drawn on either credit facility.

In addition, relative to facilities with outstanding balances as of December 31, 1997 secured by customer mortgages receivable, the Company has remaining available loan facilities under which it may borrow up to $115 million. These various facilities bear interest at rates which include prime plus 2% and 1.5%, as well as LIBOR plus 2.5% and fixed interest of 11.34% which will be secured by customer mortgages receivable. In addition, as noted in the preceding paragraph, the Company has an available loan facility in the amount of $70 million at LIBOR plus 1.0% per annum.

As part of financing the development of units for WGV and OPJV, the joint venturers have agreed to pay its lenders, upon fulfillment of its obligations, incentive fees. The incentive fees will be recognized over the term of the debt as an adjustment to interest expense using the effective interest method. The debt associated with the incentive fees have outstanding balances of $6.6 million, $17.2 million, and $2.2 million at December 31, 1997. In addition, upon formation, WGV entered into an agreement with one of the limited partners whereby WGV could borrow up to $1.6 million. No amounts were outstanding under this agreement as of December 31, 1997.

Scheduled principal payments on notes and mortgages where there are agreed upon scheduled repayments subsequent to December 31, 1997 are as follows (in thousands):


Year ended December 31:
--------------------------------------------------------------------------------
1998..................................................................  $10,247
1999..................................................................    9,171
2000..................................................................    3,758
2001..................................................................    5,402
2002 and thereafter...................................................  $ 2,228


Repayment terms on the notes payable secured by customer mortgages receivable are such that all collections of principal and interest on the receivables serving as collateral are paid to the lender on a monthly basis, and are excluded from the above schedule. Payments are first applied to outstanding interest and then to principal. As principal repayments on notes payable are made by collections of the related secured customer mortgages receivable, there are no fixed amortization dates for these notes. The total amount of customer mortgages receivable pledged was $125.1 million and $86.9 million at December 31, 1997 and 1996, respectively.

(12) Extraordinary Items

During the first and fourth quarters of 1997, in connection with the Initial Offering and Secondary Offering, the Company repaid certain indebtedness early and, as a result, recognized extraordinary after-tax charges of $0.8 million and $0.6 million, respectively, or $0.05 per share and $0.03 per share, respectively. The interest rates on the indebtedness extinguished ranged between 10.3% and 11.9% per annum, and 8.2% and 11.0% per annum, respectively. The extraordinary charges consisted of the following amounts:


(in thousands)                                                        1997
--------------------------------------------------------------------------------
                                                                First   Fourth
                                                               Quarter  Quarter
                                                               -------  -------
Write-off of related unamortized
  financing costs............................................   $  863     $696
Prepayment penalties.........................................      455      272
                                                                ---------------
Extraordinary charge before tax benefit......................    1,318      968
Income tax benefit...........................................      493      368
                                                                ---------------
Net extraordinary charge.....................................   $  825     $600
                                                                ===============

(13) Income Taxes

Upon completion of the Initial Offering, the Company became subject to federal and state income taxes from the effective date of the sale of the Common Stock. In addition, the Company was required to provide a deferred tax liability for cumulative temporary differences between financial reporting and tax reporting in its consolidated statements of income for the period following the effective date of the Initial Offering. Such deferred taxes are based on the cumulative tem-

NOTES TO CONSOLIDATED                             VISTANA, INC. AND SUBSIDIARIES
FINANCIAL STATEMENTS
(Continued)

porary differences at the date of the Initial Offering and totalled $13.2 million. For the year ended December 31, 1997, the Company recorded approximately $4.0 million of current income tax expense and approximately $4.1 million of deferred income tax expense.

Prior to February 28, 1997, the predecessor entities were taxed either as a C corporation at the corporate level, as an S corporation taxable at the shareholder level, or as a partnership taxable at the partner level. Accordingly, the table below summarizes the unaudited pro forma provision for income taxes that would have been reported had the Company been treated as a C corporation rather than as individual partnerships and limited liability companies for federal income tax purposes for the years ended December 31, 1996 and 1995. The Company's actual income tax provision is presented for the period subsequent to February 28, 1997.

                                            Year ended December 31,
                                            -----------------------
(in thousands)                                1997    1996     1995
-------------------------------------------------------------------
                                                       [Pro forma
Current:                                              (unaudited)]
  Federal................................   $3,426  $2,500  $(1,200)
  State..................................      584     220       --
                                            -----------------------
                                             4,010   2,720   (1,200)
                                            -----------------------
Deferred:
  Federal................................    3,495   1,071    3,054
  State..................................      596     235      369
                                            -----------------------
                                             4,091   1,306    3,423
                                            -----------------------
Provision for income taxes...............   $8,101  $4,026  $ 2,223
                                            =======================

A reconciliation between the statutory provision for income taxes and the provision for income taxes is shown as follows for the year ended December 31:

                                            Year ended December 31,
                                           ------------------------
(in thousands)                               1997    1996     1995
-------------------------------------------------------------------
                                                       [Pro forma
Current:                                              (unaudited)]
Income tax at federal statutory rate.....  $7,456   $3,905   $2,086
State tax, net of federal benefit........     762      300      244
Amortization of excess value recognized..     (38)     (36)     (75)
Other....................................     (79)    (143)     (32)
                                           ------------------------
Provision for income taxes...............  $8,101   $4,026   $2,223
                                           ========================

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the net deferred tax liabilities were as follows for the year ended December 31:

                                         Year ended December 31,
                                         -----------------------
(in thousands)                             1997        1996
----------------------------------------------------------------
Deferred tax assets:                                [Pro forma
                                                   (unaudited)]
 Allowance for doubtful accounts.......  $  5,211     $  5,346
 Purchase discounts....................     1,217        2,286
 Alternative minimum tax credit........     5,453           --
 Fixed assets and intangibles..........       967        1,603
 Net operating loss carry forward......     5,093           --
 Accrued compensation and benefits.....     1,666        2,373
 Other accruals........................     1,714        1,594
 Other.................................       826           77
                                         ---------------------
   Total deferred tax assets...........  $ 22,147     $ 13,279
Deferred tax liabilities:
 Deferred revenue (installment sales)..  $ 38,764     $ 23,792
 VOI and other inventory...............       338          257
 Other.................................       580           --
                                         ---------------------
   Total deferred tax liabilities......    39,682       24,049
                                         ---------------------
   Net deferred tax liabilities........  $(17,535)    $(10,770)
                                         =====================

At December 31, 1997, the Company had net operating loss carryforwards of approximately $13.3 million for federal tax purposes, which expire between 2008 and 2012. In addition, the Company had approximately $5.4 million in alternative minimum tax credit carryforwards.

Under Section 453 (l) of the Internal Revenue Code, interest may be imposed on the amount of tax attributable to the installment payments on customer mortgages receivable for the period beginning on the date of sale and ending on the date the related tax is paid. If the Company is otherwise not subject to pay tax in a particular year, no interest is imposed since the interest is based on the amount of tax paid in that year. The Company has not included a provision for this interest, as it is not currently subject to the tax, however, in the future it may become so. The Company continues to monitor its tax provision and may adjust it to provide for this interest in the future.

(14) Shareholders' Equity

The Company is authorized to issue 100 million shares of Common Stock, par value of $.01 per share. At the time of the Initial Offering the Company issued a total of 5.55 million shares of Common Stock at a price of $12 per share. The majority of the approximately $49.5 million net proceeds from the Initial Offering were used to repay approximately $39.7 million of certain outstanding indebtedness, including $.6 million of accrued interest and prepayment penalties.

On December 4, 1997, the Company completed a Secondary Offering of 2.0 million shares of Common Stock at a price of $22 per share. The Company used all of the $41.5 million net proceeds to repay outstanding indebtedness, including $0.3 million of accrued interest and prepayment penalties.

The Company is authorized to issue 5.0 million shares of preferred stock, par value $.01 per share. As of December 31, 1997 and 1996, none of the authorized shares had been issued.

During 1995, the Company made distributions to one of its shareholders sufficient to redeem all of that individual's interests in the Company. As part of this transaction, the former shareholder/executive and the Company entered into a five-year covenant not to compete and a consulting and management agreement. Costs associated with the five-year covenant not to compete have been included in intangible assets in the accompanying consolidated balance sheets. In connection with the sale of customer mortgages receivable concurrent with the acquisition by the Company from the Seller in 1991, unaffiliated third parties received options to purchase limited partnership interests totaling 15% of certain of the consolidated affiliates of the Company. During 1995, the Company repurchased these options from the unaffiliated third parties. These transactions have been reflected and included as equity redemptions in the amount of $20.2 million in the accompanying consolidated statements of equity for the year ended December 31, 1995.

(15) Stock Option and Employee Stock Purchase Plans

The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation" in 1997 by accounting for employee stock-based compensation under APB Opinion No. 25 and providing pro forma equivalent information in a footnote disclosure.

Stock Option Plan

The Vistana, Inc. Stock Plan (the "Stock Plan") was adopted by the Company's shareholders in December 1996, prior to the Initial Offering. The Stock Plan covers up to 1.9 million shares of Common Stock and permits the Company to grant to employees, directors, officers, and consultants of the Company and its subsidiaries and affiliates: (i) incentive stock options ("ISOs"); (ii) non-qualified stock options ("NSOs"); (iii) stock appreciation rights; (iv) phantom stock awards; and (v) restricted stock. The Board of Directors has approved an amendment increasing the number of shares covered by the Stock Plan to 2.5 million, subject to shareholder approval at the 1998 Annual Meeting of Shareholders. The Stock Plan is administered by the Compensation Committee of the Board of Directors, which also selects the individuals who receive grants under the plan. As of December 31, 1997, the only grants that had been made under the Stock Plan were NSOs.

The exercise price, term, and vesting schedule for options granted under the Stock Plan are set by the Compensation Committee, subject to certain limitations. Under the Stock Plan, the exercise price of an ISO may not be less than the fair market value of the shares of Common Stock at the date of grant (110% if the ISO is granted to a greater than 10% shareholder), and the term of an option may not exceed 10 years (5 years if an ISO is granted to a greater than 10% shareholder). Unless otherwise specified by the Compensation Committee (which from time to time has approved vesting schedules ranging from 24 to 48 months), options become 25% vested after 12 months from the date of grant and thereafter vest pro rata in arrears over 36 months. Vesting is accelerated in the event of a change in control of the Company. Options generally terminate at, or shortly after, the termination of the option holder's employment. Each of the Company's non-employee directors received NSOs under the Stock Plan upon joining the Board of Directors. The Stock Plan provides for the automatic grant of 5,000 additional NSOs per year to certain non-employee directors after the options previously granted to the director have vested.

NOTES TO CONSOLIDATED                             VISTANA, INC. AND SUBSIDIARIES
FINANCIAL STATEMENTS
(Continued)


The following table summarizes the status of the Company's Stock Plan:

                                                                        December 31, 1997               December 31, 1996
------------------------------------------------------------------------------------------------------------------------------
                                                                               Weighted Average               Weighted Average
                          Fixed Option                             Shares       Exercise Price     Shares     Exercise Price
------------------------------------------------------------------------------------------------------------------------------
Outstanding options beginning of year...........................    535,000         $11.00              --             --
Granted:........................................................  1,654,000         $14.94         535,000         $11.00
Exercised:......................................................         --             --              --             --
Forfeited:......................................................    108,250         $12.00              --             --
Outstanding at year end:........................................  2,080,750         $14.08         535,000         $11.00
Exercisable at year end:........................................    178,750         $11.25              --             --
Weighted average fair value of options granted during the year..                    $ 6.44                         $ 5.02
------------------------------------------------------------------------------------------------------------------------------

The following table summarizes the status of the Stock Plan for options outstanding and exercisable at December 31, 1997:

                                  Options Outstanding                           Options Exercisable
-------------------------------------------------------------------------------------------------------------
                                       Weighted
                                       Average
                    Outstanding at     Remaining       Weighted                                  Weighted
   Range of          December 31,     Contractual       Average        Options Exercisable        Average
Exercise Prices          1997            Life        Exercise Price    at December 31, 1997    Exercise Price
-------------------------------------------------------------------------------------------------------------
         $11.00         535,000            9             $11.00              133,750               $11.00
$11.88 - $12.00         956,750           10              12.00               45,000                12.00
$16.75 - $17.75         354,000           10              17.55                   --                   --
$23.50 - $24.63         235,000           10              24.35                   --                   --
                      ---------                                              -------
     Total            2,080,750                          $14.08              178,750               $11.25
                      =========                                              =======

The Company has adopted the disclosure-only provisions of SFAS No. 123. Therefore, no compensation expense has been recognized for the Stock Plan. Had compensation cost for the Stock Plan been accounted for based on the fair value at the grant date, consistent with provisions of SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts below:

                                              December 31,
                                           ------------------
(in thousands except per share amounts)     1997        1996
---------------------------------------------------------------
                                                     (Proforma)
Net income--as reported..................  $  298      $6,871
Net income--pro forma....................  $ (983)     $6,866
Net income per share--as reported........  $ 0.02      $ 0.48
Net income per share--pro forma..........  $(0.05)     $ 0.48

The effects of applying SFAS No. 123 for the presentation of pro forma disclosures are not necessarily indicative of the effects on reported net income for future years. Disclosures of pro forma information for 1996 reflect the pro forma adjustments described in Note 2 relative to the conversion of tax status.

The fair value of options granted in both 1997 and 1996 were estimated using the Black-Scholes option pricing models as of the date of grant with the following assumptions: expected lives of 6 years; expected volatility of 35%; expected dividend yield of 0%. A range of risk-free interest rate between 5.81% and 6.88% was used for options granted in 1997 and 1996, respectively.

In connection with the Initial Offering, the Principal Shareholders granted certain executive officers and other employees of and a consultant to the Company (i) immediately exercisable options to purchase an aggregate of 1.4 million shares of Common Stock at an exercise price equal to $12 per share, (ii) an option, which vests on February 10, 2001, to purchase an aggregate of .04 million shares of Common Stock at an exercise price equal to $12 per share,
(iii) an option, which vests over a period of four years, to purchase .4 million shares of Common Stock at an exercise price equal to $24.62 per share, and (iv) an option, which vests over a period of four years, to purchase an aggregate of
 .04 million shares of Common Stock at an exercise price equal to $24.25 per share. These options will terminate ten years after the date of grant, subject to certain exceptions. The shares covered by these options were outstanding as of December 31, 1997.

Employee Stock Purchase Plan
Effective October 1, 1997, the Company adopted the Vistana, Inc. Employee Stock Purchase Plan (the "Purchase Plan") to assist employees in acquiring a stock ownership interest in the Company and to encourage employees to remain in the employ of the Company. The Purchase Plan meets the requirements of an "employee stock purchase plan" pursuant to section 423 of the Internal Revenue Code. A maxi-mum of 1 million shares of Common Stock is reserved for issuance under the Purchase Plan. The first purchase period under the Purchase Plan will occur subsequent to December 31, 1997.

(16) 401(k) Plan

The Company has established a qualified retirement plan, with a salary deferral feature designed to qualify under Section 401 of the Code (the "401(k) Plan"). Employees of the Company are eligible to participate in the 401(k) Plan if they meet certain requirements concerning minimum age and period of credited service. The 401(k) Plan allows participants to defer up to 15% of their compensation on a pre-tax basis subject to certain maximum amounts. The 401(k) Plan allows the Company discretionary matching contributions up to a maximum of 6% of the participant's compensation per year. The Company has historically matched participant contributions in an amount equal to 25 cents for each dollar of participant contributions and expects to continue to do so. The expense recognized in 1997, 1996 and 1995 was $.2 million.

(17) Stay-On Agreements

In 1992, the Company entered into stay-on agreements (which were amended and expanded in 1995) with certain senior management executives who were not owners of the Company. In order to receive payment under the agreements the executives were required to remain in the employ of the Company through December 31, 1996. The agreements provided that these executives would be entitled to receive, on a deferred basis, an aggregate of 3% (amended in 1995 to 10%) of the cumulative pretax income of the Company during the period of employment, before determination of the deferred executive incentive compensation amounts.

The expense associated with these agreements was recognized in amounts totaling $1.1 million and $3.5 million for the years ended December 31, 1996 and 1995, respectively. No expense was recognized in 1997. Amounts payable under these agreements totalled $3.1 million and $4.9 million as of December 31, 1997 and 1996, respectively, and are included in accrued compensation and benefits in the accompanying consolidated balance sheets. Payment of this obligation is being made in annual installments over a three-year period beginning in 1997. In 1997, approximately $1.8 million of installment payments were made. As the senior executives subject to the stay-on agreements entered into employment agreements with the Company in 1997, no future expense amounts will be incurred in connection with the stay-on provisions.

(18) Commitments and Contingencies

The Company is, from time to time, party to certain litigation which relates to matters arising in the ordinary course of business. Management believes that such litigation is not expected to have a material impact on the financial position or results of operations of the Company.

(19) Quarterly Financial Information (Unaudited)

Summarized quarterly financial information for the years ended December 31, 1997 and 1996 is presented below (in thousands except share amounts):

                                  Three months ended in 1997
                             -----------------------------------------
                             March 31    June 30    Septem-    Decem-
                                                    ber 30     ber 31
----------------------------------------------------------------------
VOI sales..................  $ 18,246    $21,837    $28,632    $32,172
Interest income............     4,445      4,480      4,617      5,754
Total revenue..............    28,302     32,193     39,712     45,143
VOI cost of sales..........     4,217      5,060      6,326      7,295
Sales and marketing........     8,581      9,705     12,229     15,100
Interest expense-treasury..     1,774      1,355      1,729      2,382
Provision for doubtful
  accounts.................     1,282      1,526      1,909      2,254
                             ------------------------------------------
Net income (loss) before
  extraordinary item.......   (10,405)     3,431      4,543      4,154
Extraordinary item,
  net of tax...............      (825)        --         --       (600)
                             ------------------------------------------
Net income (loss)..........  $(11,230)   $ 3,430    $ 4,543    $ 3,554
                             ==========================================

Per share data:
Income (loss) before
  extraordinary item.......  $  (0.66)   $  0.18    $  0.23    $  0.20
                             ==========================================

Extraordinary item,
  net of tax...............     (0.05)        --         --       (.03)
                             ==========================================

Net (loss) income..........     (0.71)      0.18       0.23       0.17
                             ==========================================

Weighted average shares
  outstanding-diluted......    15,819     18,800     19,592     20,418
                             ==========================================

NOTES TO CONSOLIDATED                             VISTANA, INC. AND SUBSIDIARIES
FINANCIAL STATEMENTS
(Continued)

                                                           Three months ended in 1996
                                                           --------------------------
                                                      March       June    September   December
                                                       31          30         30         31
----------------------------------------------------------------------------------------------
VOI Sales........................................    $13,529    $15,092    $17,539    $13,902
Interest income..................................      3,563      3,585      3,579      4,819
Total revenue....................................     22,159     24,182     26,761     23,834
VOI cost of sales................................      3,502      3,692      4,134      3,266
Sales and marketing..............................      6,031      6,538      7,525      7,783
Interest expense-treasury........................      1,660      1,665      1,702      1,839
Provision for doubtful
  accounts.......................................        970      1,064      1,238        999
                                                     ----------------------------------------
Pro forma net income before
  extraordinary item.............................      1,593      1,828      2,105      1,042
Extraordinary item, net of tax...................         --         --         --         --
Net income.......................................      1,593      1,828      2,105      1,042
                                                     ========================================
Per share data:
Pro forma income before
  extraordinary item.............................    $  0.11    $  0.13    $  0.15    $  0.07
                                                     ========================================
Extraordinary item, net of tax...................         --         --         --         --
                                                     ========================================
Pro forma net income.............................    $  0.11    $  0.13    $  0.15    $  0.07

Pro forma weighted
  average shares
  outstanding--diluted...........................     14,175     14,175     14,175     14,175
                                                     ========================================

Net income for the first quarter of 1997 included a non-recurring charge of $13.2 million related to the recognition of deferred taxes in connection with the Company's change in tax status. In addition, financial results in 1997 include the results of Success and Points from the September 16, 1997 acquisition date.

Pro forma (unaudited) quarterly financial information for 1996 reflects results for the period as if the conversion of tax status to C corporation had occurred at the beginning of the period.

(20) Interest Rate Swap Agreements

The Company entered into interest rate swap agreements to reduce the impact of changes in interest rates on certain of its floating rate term debt. At December 31, 1996, the Company had two outstanding interest rate swap agreements with a commercial bank, having a total notional principal amount of $14.5 million. These interest rate swap agreements effectively fix the Company's interest rates on its $9.8 million floating rate note due June 30, 2000 and on its $4.7 million floating rate note due December 29, 2000, to 9.69% per annum and 11.69% per annum, respectively. In 1997, in connection with the Initial Offering, the remaining swap agreements were terminated.

(21) Supplemental Disclosures of Non-cash Operating and Investing Activities

(in thousands)                                          1997     1996    1995
--------------------------------------------------------------------------------
Supplemental schedule of non-cash operating activities:
  Transfers from construction in
  progress to inventory of VOI's.................      $14,512  $9,397  $ 12,554
                                                       =========================
  Transfers from land held for
  development to inventory of VOI's..............      $   866  $  986  $  1,330
                                                       =========================
  Interest capitalized...........................      $ 1,874  $  434  $     --
                                                       =========================
  Transfers from construction in
  progress to fixed assets.......................      $ 1,701  $   53  $  1,875
                                                       =========================

During 1996 and 1995, pursuant to clean-up call provisions, the Company purchased certain customer mortgages receivables previously sold. A summary of the impact of these transactions on non-cash investing activities is as follows:

(in thousands)                                                    1996        1995
------------------------------------------------------------------------------------
Contractual balance of customer mortgages
  receivable acquired............................               $ 9,804     $10,473
Allowance for doubtful accounts assigned to
  customer mortgages receivable acquired.........                  (588)       (628)
Remaining balance of estimated losses on
  repurchase obligations relating to customer
  mortgages receivable repurchased...............                 1,595       2,303
Investment in limited partnership................                (5,059)     (4,680)
Cash paid upon repurchase........................                (1,170)     (1,692)
                                                                -------------------
Discount on purchase of customer mortgages
  receivable.....................................               $ 4,582     $ 5,776
                                                                ===================

36