Form 10-K405, Exhibit 13
period 1998-12-31
VISTANA INC
filed 1999-03-23
CIK 1029753

Financial Section


Forward-Looking Statements

This Annual Report contains "forward-looking statements" within the meaning of the federal securities laws, including statements concerning the Company's future prospects and financial performance, expansion plans, business strategies and their intended results, and similar statements about anticipated future events and expectations that are not historical facts. Such statements are subject to numerous risks and uncertainties, including the effects of economic conditions, interest rates, consumer demand, payment and default risks on customer mortgages receivable, competitive conditions, the impact of government regulations and approval requirements, the availability and cost of capital to finance future growth, the ability to acquire, develop and sell vacation ownership inventory cost-effectively, the availability of qualified personnel, the ability to transfer the experience and historical operating results of the Company's mature resorts to its new properties, the ability to avoid disruption from year 2000 technology problems, the satisfactory completion of proposed joint venture, licensing, financing and other agreements, and the satisfaction of various conditions and compliance with various covenants contained in the Company's existing agreements. Such risks could cause actual results to differ materially from those expressed or implied by the forward-looking statements contained in this Annual Report.


Financial Contents

Selected Financial Data...............................................18
Management's Discussion and Analysis..................................19
Report of Management..................................................28
Report of KPMG LLP....................................................29
Consolidated Balance Sheets...........................................30
Consolidated Statements of Income.....................................31
Consolidated Statements of Shareholders' Equity.......................32
Consolidated Statements of Cash Flows.................................33
Notes to Consolidated Financial Statements............................34
Common Stock Data......................................Inside Back Cover

Selected Financial Data

The following table sets forth selected financial data of the Company for the years ended December 31, 1998, 1997, 1996, 1995, and 1994. The selected financial data of the Company for the three years ended December 31, 1998, was derived from the Company's consolidated financial statements which were audited by KPMG LLP, independent auditors, whose report with respect to the three-year period ended December 31, 1998, together with such consolidated financial statements, appears elsewhere herein.

The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements of the Company and Notes thereto appearing elsewhere in this Annual Report.


(in thousands except per share amounts)                 1998      1997       1996      1995         1994
----------------------------------------------------------------------------------------------------------
Operating Results for the Years Ended December 31:
Vacation Ownership Interest sales                     $172,872  $100,887   $ 60,063  $ 50,156     $ 54,186
Interest income                                         26,538    19,296     15,546    12,886        7,654
Total revenues                                         233,722   145,352     96,936    81,109       77,636
Vacation Ownership Interest cost of sales               38,622    22,898     14,595    12,053       11,391
Sales and marketing expense                             83,138    45,616     27,877    22,318       22,872
Total interest expense                                  12,909     8,945     11,019     9,684        5,711
Provision for doubtful accounts                         12,792     6,971      4,271     3,522        3,803
General and administrative expense                      17,869    11,988      7,873     6,979        7,988
Total costs and operating expenses                     202,840   122,906     86,447    75,478       67,287
Operating income                                        30,882    22,446     10,489     5,631       10,349
Income before income taxes and extraordinary item       33,303    23,025     10,594     5,850       10,714
Provision for taxes                                     12,655     8,101         --        --           --
Non-recurring charge associated
  with the change of tax status                             --    13,201         --        --           --
Income before extraordinary item                        20,648     1,723     10,594     5,850       10,714
Extraordinary item-early
  extinguishment of debt (net of tax)                       --    (1,425)        --        --           --
Net income                                            $ 20,648  $    298   $ 10,594  $  5,850     $ 10,714
Net income per share--diluted                              .96  $    .02   $     --  $     --     $     --
Pro forma income before income taxes                  $     --  $ 23,025   $ 10,594  $  5,850     $     --
Pro forma net income                                        --    12,874      6,568     3,627           --

Pro forma net income per share--diluted               $     --  $    .69   $    .46  $    .26     $     --
----------------------------------------------------------------------------------------------------------
Balance Sheet Data as of December 31:
Total assets                                          $471,420  $287,209   $173,922  $140,651     $117,989
Notes and mortgages payable                           $242,644  $109,547   $118,557  $101,504     $ 64,769
Shareholder's equity                                  $144,216  $119,405   $ 26,648  $ 17,904     $ 33,658


18 SELECTED FINANCIAL DATA

Management's Discussion and Analysis of
Financial Condition and Results of Operations

The Company was organized in December 1996 to combine the vacation ownership resort acquisition, development and management businesses conducted by the Company's corporate and partnership predecessors. The Company generates revenues from the sale and financing of annual and alternate-year Vacation Ownership Interests ("VOI's") at its resorts, which typically entitle the purchaser to ownership of a fully-furnished unit for a one-week period, on either an annual or alternate-year basis, in perpetuity. For purposes of the following discussion, unless otherwise noted, sales of VOI's reflect sales of both annual VOI's and alternate-year VOI's, each as a sale of a single VOI. The Company generates additional revenues from resort operations, which include room rental operations and auxiliary resort operations such as food and beverage sales, and from management fees and telecommunications services provided by the Company at its resorts.

The Company recognizes revenues attributable to sales of VOI's on an accrual basis after the execution of a binding sales contract between the Company and the purchaser and receipt by the Company of a down payment of at least 10% of the sales price. In connection with the Embassy Vacation Resort at Myrtle Beach, South Carolina, the Embassy Vacation Resort at Scottsdale, Arizona, and Lakeside Terrace Condominiums at Avon, Colorado, the Company has sold or is selling, and may in the future sell at other resorts, VOI's prior to completion of construction. To the extent the Company sells VOI's prior to completion of construction, the Company recognizes such sales in accordance with the percentage of completion method. Under this method, costs associated with the acquisition and development of vacation ownership resorts, including carrying costs such as interest and taxes, and sales and marketing costs, are generally capitalized and subsequently recorded as the related revenues are recognized.

The Company, through its predecessor corporations and partnerships, has operated in the vacation ownership industry since 1980. In November 1991, Messrs. Gellein and Adler, together with a third individual, acquired the Company from a corporate entity that had purchased the Company in 1986. In May 1995, the Company purchased the entire interest in the Company held by the third individual, who was a shareholder/executive of the Company (the "Executive Repurchase"). Also in 1995, the Company redeemed options (the "Option Redemption") to purchase interests in the partnerships which operate Vistana Resort Orlando and Vistana's Beach Club, which were held by two institutions that had purchased receivables from the Company. Together, the Executive Repurchase and the Option Redemption affected the financial results in that the Company incurred additional debt to finance the Executive Repurchase and the Option Redemption. Additionally, in connection with the Executive Repurchase, the Company paid its former shareholder/executive for a five-year covenant not to compete, which is being amortized through April 2000.

In February 1997, the Company completed its initial public offering (the "Initial Offering") of common stock, using the majority of the $49.5 million net proceeds to repay outstanding indebtedness. In September 1997, the Company acquired the Success Companies and Points of Colorado ("Success and Points") in a business combination accounted for as a purchase. Also, in December 1997, the Company completed a secondary offering of common stock (the "Secondary Offering") using all of the $41.5 million net proceeds to repay outstanding indebtedness.

Results of Operations

The following discussion of results of operations relates to entities comprising the Company on a consolidated basis. Results of operations only reflect operations of entities in existence for each respective reporting year. The following table sets forth certain consolidated operating information for the entities comprising the Company for the three years ended December 31, 1998, 1997, and 1996.



                                                       1998      1997      1996
--------------------------------------------------------------------------------
Statement of Operations:
As a percentage of Total Revenues
VOI sales                                              74.0%     69.4%     62.0%
Interest income                                        11.4%     13.3%     16.0%
Resort revenue                                          8.9%     11.6%     14.0%
Telecommunications revenue                              3.9%      5.2%      7.3%
Other revenue                                           1.8%      0.5%      0.7%
                                                    ---------------------------
Total revenues                                        100.0%    100.0%    100.0%
                                                    ===========================
As a percentage of VOI Sales
VOI cost of sales (product cost)                       22.3%     22.7%     24.3%
Sales and marketing expense                            48.1%     45.2%     46.4%
Provision for doubtful accounts                         7.4%      6.9%      7.1%
As a percentage of Interest Income
Interest expense--treasury                             33.4%     37.5%     44.2%
As a percentage of Total Revenues
General and administrative expense                      7.7%      8.2%      8.1%
Depreciation and amortization expense                   2.7%      2.4%      2.6%
Interest expense--other                                 1.7%      1.2%      4.3%
Other expense                                           2.5%      2.1%      0.5%
Total costs and operating expenses                     86.8%     84.6%     89.2%
As a percentage of Resort Revenues
Resort expenses/(1)/                                   85.9%     82.2%     81.6%
As a percentage of Telecommunications Revenues
Telecommunications expenses/(1)/                       81.2%     81.5%     79.6%
Selected Operating Data:
Number of resorts at year-end                             8         6         3
Number of VOI's sold - actual/(2)/                   18,137    10,260     5,794
Average price of VOI's sold - actual/(2)/           $ 9,734   $ 9,833   $10,366
Number of VOI's sold - annualized/(3)/               14,769     8,747     4,877
Average sales price per VOI - annualized/(3)/       $11,954   $11,534   $12,316
Percentage of alternate unit week sales                37.1%     29.5%     31.7%
Number of VOI's in inventory at end of period/(4)/   21,334    14,405    14,774

(1) Does not include interest and depreciation expenses.
(2) Includes sales of both annual and alternate-year VOI's.
(3) Includes sales of annual intervals plus sales of alternate year intervals adjusted on an annualized basis.
(4) Inventory classified as annual VOI's.

                                        MANAGEMENT'S DISCUSSION AND ANALYSIS  19

Management's Discussion and Analysis of Financial
Condition and Results of Operations

Comparison of the Year Ended
December 31, 1998 to the Year
Ended December 31, 1997

For the year ended December 31, 1998, the Company recognized total revenues of $233.7 million compared to $145.4 million for 1997, an increase of $88.3 million or 60.7%. This increase is primarily due to a $72.0 million, or 71.4%, increase in sales of VOI's from $100.9 million during 1997 to $172.9 million during 1998. VOI sales increased due to a 76.8% increase in the number of VOI's sold from 10,260 in 1997 to 18,137 in 1998, offset slightly by a 1.0% decrease in the average sales price. Annualizing alternate year VOI sales, the number of VOI's sold during the year ended December 31, 1998, increased 68.8%, to 14,769 from 8,747, and the average sales price per interval increased 3.6%, to $11,954 from $11,534. The increase in VOI sales resulted from the contributions made by Success and Points which were included in sales for all of 1998 and for essentially only the fourth quarter in 1997, increased VOI sales at the Company's Orlando area resorts and its resort at Myrtle Beach, and VOI sales at the World Golf Village, Lakeside Terrace and Scottsdale resorts which are included in revenues in 1998 but not in 1997. The decrease in average sales price primarily resulted from an increasing product mix of resorts with lower price points including Hampton Vacation Resort--Oak Plantation and certain of the Success and Points resorts and sales of alternate year VOI's. The increase in the number of VOI's sold was also the product of expanded sales and marketing programs in Central Florida.

Interest income increased $7.2 million or 37.3% to $26.5 million from $19.3 million due to a 44.1% increase in the principal amount of net customer mortgages receivable from $155.0 million to $223.3 million, and an increase in the weighted average stated yield on customer mortgages receivable from 14.2% to 14.7%. Interest income includes discount amortization on customer mortgages receivable of $1.6 million and $3.1 million recognized during the twelve month periods ended December 31, 1998 and December 31, 1997, respectively, relating to the repurchase of customer mortgages receivable. This discount resulted from a 1995 transaction in which the Company re-acquired customer mortgages receivable (pursuant to a related clean-up call provision pertaining to the original transaction) which had been previously sold in 1991, as well as recognition of a discount on certain customer mortgages receivable repurchased in 1996 (pursuant to a related clean-up call provision pertaining to the original transaction) from an investment partnership. As of December 31, 1998, $0.8 million of total unamortized discount remained and is expected to be amortized through 1999.

Resort revenue increased $3.8 million or 22.5% from $16.9 million to $20.7 million, primarily as a result of increased room rentals due to the increase in rooms available and occupancy levels. Telecommunication revenues (guest telephone charges relating to existing resorts and revenues from contracting services provided to third parties) increased $1.6 million or 21.3% from $7.5 million in 1997 to $9.1 million in 1998 due to an increase in contract revenues and higher resort occupancies.

Total costs and operating expenses increased $79.9 million or 65.0% from $122.9 million in 1997 to $202.8 million in 1998, an increase as a percentage of total revenues from 84.6% in 1997 to 86.8% in 1998. VOI cost of sales (product cost), as a percentage of VOI revenues, decreased from 22.7% in 1997 to 22.3% in 1998, as a result of increased sales volumes, a broader product mix and increased sales of alternate year VOI's. VOI cost of sales is expected to increase in future periods as new resorts having higher land and construction costs comprise a larger part of the Company's VOI sales. In 1998, this anticipated trend was largely offset by an increase in the relative percentage of alternate year VOI sales which carry a higher product margin. Alternate year unit week prices are typically set at 60% to 65% of annual unit week prices. Sales and marketing expenses increased 82.2% from $45.6 million in 1997 to $83.1 million in 1998, principally due to the 71.4% increase in related VOI sales as well as costs associated with the expansion of the Company's off-site international operations and operating inefficiencies at newer resorts and adverse effects of seasonality at the Company's Myrtle Beach resort (which opened in May 1998). As a percentage of VOI sales, selling and marketing expenses increased from 45.2% in 1997 to 48.1% in 1998 primarily as a result of increased marketing costs and lower than anticipated sales from the off-site operations of the Company's international subsidiary, which was adversely affected by economic and weather conditions in South and Central America and hurricane damage in the Caribbean basin. The Company has closed several of its off-site offices in South and Central America and is evaluating other action intended to reduce the sales and marketing costs of its off-site international business. Certain of these remedial actions may increase costs in the short term. Sales and marketing costs at the Company's newer resorts are generally higher than at its mature properties, primarily as a result of start-up costs and sales inefficiencies currently anticipated during at least the first 12 to 24 months of new resort operations, as well as the lower percentage of in-house VOI sales (which typically carry higher margins) available at newer resorts.

The Company is currently developing or planning three proposed new resorts and is evaluating other resort opportunities. Many of these proposed resorts are located in areas where the Company has not previously conducted business. As these new resorts move into sales and


20 MANAGEMENT'S DISCUSSION AND ANALYSIS constitute a greater proportion of the Company's total revenues and expenses, they will have an increasing impact on the Company's results of operations. If the Company is unable to achieve the revenues, cost of sales, and sales and marketing expenses targeted for these new resorts, the resulting differences could have a material adverse effect on the Company's results of operations.

Loan portfolio expenses consist of interest expense-treasury and the provision for doubtful accounts. Interest expense-treasury increased 23.6% to $8.9 million in 1998 from $7.2 million in 1997, primarily as a result of increased levels of debt secured by customer mortgages receivable offset by a lower average cost of funds. Because a significant majority of the Company's indebtedness bears interest at variable rates and the Company's customer mortgages receivable earn interest at fixed rates, increases in short-term interest rates could have an adverse effect on the net interest margin earned by the Company on its customer mortgages receivable. Provision for doubtful accounts increased to 7.4% of VOI sales in 1998 compared to 6.9% in 1997. The Company periodically monitors its allowance for doubtful accounts to provide for future losses associated with any defaults on customer mortgages receivable. Management believes that the allowance is adequate for such future losses.

Resort and telecommunication expenses increased at a rate commensurate with that of related revenues. General and administrative expenses increased $5.9 million or 49.2% from $12.0 million for 1997 to $17.9 million for 1998, decreasing as a percent of total revenues from 8.2% in 1997 to 7.7% in 1998. The decrease in general and administrative expenses as a percentage of total revenues was primarily the result of economies of scale relating to increased revenue levels. Depreciation and amortization increased to 2.7% of total revenues in 1998 compared to 2.4% in 1997, primarily due to capital additions during the current year for resort and sales facilities and information technology assets. Interest expense-other increased as a percentage of total revenue from 1.2% in 1997 to 1.7% in 1998 due to increased borrowings secured by real estate and unsecured borrowings. Interest expense-other excludes amounts capitalized of $3.2 million in 1998 and $1.9 million in 1997.

Other income increased $3.8 million or 542.9% from $0.7 million in 1997 to $4.5 million in 1998 primarily as a result of the net sales of premium ticket inventory from a marketing company in Central Florida acquired in the fourth quarter of 1997. The increase in other expenses of $2.9 million or 96.7% from $3.0 million to $5.9 million primarily reflects the costs associated with operating the acquired company. Minority interest increased $1.8 million from $0.5 million in 1997 to $2.3 million in 1998 reflecting an increased loss from operations from consolidated ventures which are not wholly owned.

Operating income, excluding amounts for excess value recognized and minority interest, increased $8.5 million or 37.9% to $30.9 million, or 13.2% of total revenues, during 1998 from $22.4 million, or 15.4% of total revenues, during 1997.

Comparison of the Year Ended
December 31, 1997 to the Year
Ended December 31, 1996

For the year ended December 31, 1997, the Company recognized total revenues of $145.4 million compared to $96.9 million for 1996, an increase of $48.5 million or 50.1%. This increase is primarily due to a $40.8 million, or 67.9%, increase in sales of VOI's from $60.1 million during 1996 to $100.9 million during 1997. VOI sales increased due to a 77.1% increase in the number of VOI's sold from 5,794 in 1996 to 10,260 in 1997, reduced by a 5.1% decrease in the average sales price. Annualizing alternate year VOI sales, the number of VOI's sold during the year ended December 31, 1997, increased 79.4% to 8,747 from 4,877, and the average sales price per interval decreased 6.4%, to $11,534 from $12,316. The increase in VOI sales resulted from record sales levels at the Company's flagship Vistana Resort in Orlando, Florida, and the addition of Success and Points beginning September 16, 1997. The decrease in average sales price primarily resulted from an increasing product mix of resorts with lower price points including Hampton Vacation Resort--Oak Plantation and certain resorts acquired in the Success and Points transaction. The increase in VOI's sold was also the product of expanded sales and marketing programs, both in Central Florida and internationally, and sales of VOI's at the Hampton Vacation Resort-- Oak Plantation which were included in sales for all of 1997 and for a limited period in 1996.

Interest income increased $3.8 million or 24.5% to $19.3 million from $15.5 million due to a 54.7% increase in the principal amount of net customer mortgages receivable from $100.2 million to $155.0 million, offset by a decline in the weighted average stated yield on customer mortgages receivable from 14.4% to 14.2%. Interest income includes discount amortization on customer mortages receivable of $3.1 million and $2.8 million recognized during the twelve month periods ended Decemeber 31, 1997 and December 31, 1996, respectively, relating to the repurchase of customer mortgages receivable. This discount resulted from a 1995 transaction in which the Company re-acquired customer mortgages receivable (pursuant to a related clean-up call provision pertaining to the original transaction) which had been previously sold in 1991, as well as recognition of a discount on certain customer mortgages receivable repurchased in 1996 (pursuant to a related clean-up call provision


                                        MANAGEMENT'S DISCUSSION AND ANALYSIS  21

Management's Discussion and Analysis of
Financial Condition and Results of Operations

pertaining to the original transaction) from an investment partnership. As of December 31, 1997, $2.5 million of total unamortized discount remained and is expected to be amortized through 1999.

Resort revenue increased $3.3 million or 24.3% from $13.6 million to $16.9 million, primarily as a result of increased room rentals including the impact of Hampton Vacation Resort--Oak Plantation, which is included for all of 1997 and for a limited period in 1996. Telecommunication revenues (guest telephone charges relating to the existing resorts and revenues from contracting services provided to third parties) increased $0.4 million or 5.6% from $7.1 million in 1996 to $7.5 million in 1997.

Total costs and operating expenses increased $36.4 million or 42.1% from $86.5 million in 1996 to $122.9 million in 1997, but declined as a percentage of total revenue from 89.2% in 1996 to 84.6% in 1997. VOI cost of sales, as a percentage of VOI sales, decreased from 24.3% in 1996 to 22.7% in 1997, as a result of current period sales at Vistana Resort of phases with relatively lower per unit costs and at Hampton Vacation Resort--Oak Plantation of units having a lower product cost. Sales and marketing expenses increased 63.4% from $27.9 million in 1996 to $45.6 million in 1997, principally due to the 67.9% increase in related VOI sales. As a percentage of VOI sales, selling and marketing expenses decreased from 46.4% in 1996 to 45.2% in 1997 primarily as a result of lower sales and marketing costs at Vistana Resort due primarily to increased operating efficiencies.

Loan portfolio expenses consist of interest expense-treasury and the provision for doubtful accounts. Interest expense-treasury increased 4.4% to $7.2 million in 1997 from $6.9 million in 1996 primarily as a result of increased borrowing levels in the second half of 1997. Interest expense-treasury increased at a lower rate than the increase in customer mortgages receivable, net, primarily due to the repayment of debt during 1997 with proceeds from the Initial Offering and Secondary Offering. Provision for doubtful accounts decreased to 6.9% of VOI sales in 1997 compared to 7.1% in 1996 due primarily to the impact of Success and Points which had a lower provision and loss rate than the Company's historical levels. The Company periodically monitors its allowance for doubtful accounts to provide for future losses associated with any defaults on customer mortgages receivable and provides for additions to the allowance for loss on receivables through its provision for doubtful accounts on an annual basis. Management believes that the allowance is adequate for such future losses. Because substantially all of the Company's indebtedness bears interest at variable rates and the Company's customer mortgages receivable earn interest at fixed rates, increases in short-term interest rates could have an adverse effect on the net interest margin earned by the Company on its customer mortgages receivable.

Resort and telecommunication expenses increased at a rate commensurate with that of related revenues. General and administrative expenses increased $4.1 million or 51.9% from $7.9 million for 1996 to $12.0 million for 1997, increasing as a percent of total revenues from 8.1% in 1996 to 8.2% in 1997. The increase in general and administrative expenses was primarily the result of (i) increased revenue levels and commensurate business activities; (ii) the addition of a number of senior managers and executives to build the management and organizational infrastructure necessary to efficiently manage the Company's future growth; (iii) the Company's expenses as a public company, including the filing of periodic public reports; and (iv) added salary, travel and office expenses attributable to the current and planned growth in the size of the Company. Depreciation and amortization decreased to 2.4% of total revenues in 1997 compared to 2.6% in 1996, reflecting the added costs of depreciation from capital additions being spread over a larger revenue base. Interest expense-other decreased as a percentage of total revenue from 4.3% in 1996 to 1.2% in 1997 due to the early extinguishment of debt from funds provided by the Initial Offering and the Secondary Offering. Interest expense-other excludes amounts capitalized of $1.9 million in 1997 and $0.4 million in 1996.

Other income remained essentially flat at $0.7 million in 1997 and 1996. Other expenses increased $2.6 million from $0.4 million in 1996 to $3.0 million in 1997 due to the addition of new resort operations and costs affiliated with the transition as a public company. Minority interest was $0.5 million in 1997 reflecting a loss from consolidated ventures not wholly owned, including the commencement of Vistana Resort at World Golf Village.

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


22  MANAGEMENT'S DISCUSSION AND ANALYSIS

Income Taxes

As the result of the transactions which occurred simultaneously with the Initial Offering, the Company became subject to federal, state and foreign income taxes during 1997 and was required to record a nonrecurring deferred tax liability of $13.2 million for cumulative temporary differences between financial reporting and tax reporting. In 1997, the Company also recorded an income tax expense provision of $8.1 million, excluding the $0.8 million benefit relating to the extraordinary item that was recorded net of tax. The provision for income taxes for the year ended December 31, 1997 reflects the income tax expense from the date of the Initial Offering through December 31, 1997.

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

Under Section 453(l) of the Internal Revenue Code, interest may be imposed on the amount of tax attributable to the installment payments on customer mortgages receivable for the period beginning on the date of sale and ending on the date the related tax is paid. If the Company is otherwise not subject to pay tax in a particular year, no interest is imposed since the interest is based on the amount of tax paid in that year. The Company has not included a provision for any of this interest since it is not currently subject to tax; however, in the future it may become so. The Company continues to monitor its tax provision and may adjust it to provide for this interest in the future.

Liquidity and Capital Resources

The Company generates cash from operations from the sales and financing of VOI's, resort operations, management activities and telecommunication services. With respect to the sale of VOI's, the Company generates cash for operations from (i) customer down payments and (ii) third party financing of customer mortgages receivable in amounts typically equal to 90% of the related customer mortgage receivable. The Company generates additional cash from the financing of VOI's equal to the difference between the interest received on the customer mortgages receivable and the interest paid on the notes payable secured by the Company's pledge of such customer mortgages receivable (which averaged 8.4% at December 31, 1998). As of December 31, 1998 the customer mortgages receivable portfolio averaged a 14.7% stated rate of interest. Net cash provided by operations decreased to $3.4 million for the twelve months ended December 31, 1998 from $9.5 million for the prior year due primarily to increased construction activities relative to resort development. In addition, the decrease was affected by increases in deferred financing fees incurred in connection with increased borrowings, including the securitization transaction described below, and increased levels of capitalized sales and marketing materials. The impact of construction activities was principally offset by increased levels of customer deposits and the allowance for doubtful accounts which both reflect increased VOI sales and the growing customer mortgages receivable portfolio. Land acquisitions and construction and development activities for new and existing resorts are expected to require increased amounts of cash during future periods.

Net cash used in investing activities for the twelve months ended December 31, 1998 and 1997 was $127.8 million and $75.0 million, respectively, principally due to increased sales of VOI's, and the related increase in origination of customer mortgages receivable and restricted cash levels associated with the escrow of customer deposits. Additions to restricted cash also reflect the accumulation of the reserve fund in connection with the securitization transaction described below. Increased expenditures for land, property and equipment, and resort and sales facilities also impacted the change.

Net cash provided by financing activities increased to $134.5 million during 1998 from $69.3 million in 1997, as a result of increased net borrowings primarily from the financing of customer mortgages receivable, the securitization, the financing of construction activities, and the acquisition of land intended for development. Net cash provided by financing activities in 1997 was primarily due to the Initial Offering and Secondary Offering. In the Initial Offering, which was completed in the first quarter of 1997, the Company issued
4.6 million shares of common stock resulting in approximately $49.5 million of net proceeds. In the Secondary Offering, which was completed in the fourth quarter of 1997, the Company issued 2 million shares of common stock resulting in approximately $41.5 million of net proceeds. The net proceeds of the Offerings were used by the Company to repay $81.2 million in outstanding debt and related interest and prepayment penalties.

The Company requires funds to finance the acquisition and development of vacation ownership resorts and related inventory, to finance customer mortgages receivable


                                        MANAGEMENT'S DISCUSSION AND ANALYSIS  23

Management's Discussion and Analysis of
Financial Condition and Results of Operations

originated from financing customer purchases of VOI's, and to fund working capital. Historically, these funds have been principally provided by indebtedness secured by a portion of the Company's land, construction in progress and inventory of unsold VOI's, customer mortgages receivable and other assets. As of December 31, 1998, the Company had $91.5 million outstanding under its notes payable secured by its land, construction in progress and VOI inventory, $133.3 million outstanding under its notes payable secured by customer mortgages receivable and $17.8 million of other secured and unsecured notes payable.

The Company's credit facilities (the "Credit Facilities'') provide for term loans, of which $96.5 million were outstanding as of December 31, 1998, and revolving lines of credit, of which $57.5 million were outstanding related to notes secured by land, construction in progress and VOI inventory, and $73.6 million related to notes payable secured by customer mortgages receivable as of December 31, 1998. At that date, total committed but unused available capacity under the revolving lines of credit (assuming the availability of sufficient receivables or other qualified assets) and term loans was $194.3 million and $1.1 million, respectively. In addition, the Company has a $20.0 million revolving unsecured line of credit which had a remaining capacity of $5.0 million as of December 31, 1998. As of December 31, 1998, the Company's term loans and revolving lines of credit accrued interest at various rates between 6.06% and 9.75%, per annum. Approximately $75.0 million of the Company's outstanding indebtedness at December 31, 1998 bears interest at variable rates based on fixed spreads over specified reference rates. The Company bears the risk of increases in interest rates with respect to this indebtedness.

As of December 31, 1998, the Company's scheduled principal payments on its long-term indebtedness through 2003 (excluding payments on Credit Facilities secured primarily by customer mortgages receivable, discussed below) were $43.7 million in 1999, $29.5 million in 2000, $13.4 million in 2001, $17.4 million in 2002, and $5.3 million in 2003 and thereafter.

The foregoing principal repayment obligations exclude amounts due on notes payable secured by customer mortgages receivable including the Notes issued in connection with the securitization transaction described below, as such notes do not have fixed principal amortization dates. Rather, all collections of principal and interest on the receivables serving as collateral for these notes are paid to the lender on a monthly basis. Payments are first applied to outstanding interest and then to principal. The total amount of customer mortgages receivable pledged was $160.9 million and $125.1 million at December 31, 1998 and 1997, respectively.

The terms of some of the Credit Facilities impose certain operating and financial restrictions upon the Company, including, without limitation, (i) maintenance of a minimum tangible net worth by the Company or certain of its operating subsidiaries; (ii) maintenance of certain financial ratios, including the ratio of selling expenses to net VOI sales; (iii) limitations on cash distributions by certain of the Company's operating subsidiaries to the amount of the subsidiary's net income or net cash flow (subject to certain exceptions for tax and other permitted distributions); (iv) subordination of certain intercompany obligations; and (v) limitations on certain indebtedness. The Company's Credit Facilities are generally established for fixed terms and are also subject to early termination under certain events.

During the year ended December 31, 1998, the Company entered into (i) a $60.0 million revolving project finance facility that accrues interest at LIBOR plus 2.85%, (ii) a $40.0 million revolving project finance facility that accrues interest at LIBOR plus 2.65%, and (iii) a $20.0 million receivables based revolving credit facility that accrues interest at LIBOR plus 2.25%. The project finance facilities provide 100% financing for land acquisition and construction and development of approved resorts. During 1998, the Company also increased its principal pre-securitization receivables warehouse facility from $70.0 million to $100.0 million. This facility bears interest at LIBOR plus 1.0%.

In September 1998, the Company completed a private placement of $66.2 million in principal amount of timeshare mortgage-backed notes (the "Notes"). The outstanding balance of the Notes of $58.6 million as of December 31, 1998 is included in the Credit Facilities referenced above and shown on the Company's balance sheet at that date. The securitization was structured as two classes of fixed-rate notes, with approximately $32.0 million of 5.89% notes being rated `AAA,' and $34.2 million of 6.28% notes being rated `A,' by Duff & Phelps Credit Rating Co. ("DCR"). The Notes are secured by approximately $71.1 million in first mortgage liens on VOI's sold by Vistana subsidiaries in Florida and Colorado. The weighted average cost of the Notes, including the yield on the Notes and the cost of a letter of credit used to provide credit enhancement, is approximately 6.30% per annum. The Notes were issued through a bankruptcy-remote Vistana subsidiary, with no recourse back to Vistana for defaults experienced on the underlying portfolio of receivables or for draws on the letter of credit. The net proceeds of the securitization were used primarily to repay $60.2 million of outstanding debt secured by customer mortgages receivable and bearing interest at LIBOR plus


24  MANAGEMENT'S DISCUSSION AND ANALYSIS

2.5% and LIBOR plus 1.0%.

The Company intends to pursue a growth-oriented strategy. Accordingly, the Company may from time to time acquire, among other things, additional vacation ownership resorts, additional land upon which vacation ownership resorts may be expanded or developed and companies operating resorts or having vacation ownership assets, management, or sales or marketing expertise commensurate with the Company's operations in the vacation ownership industry. The Company is currently considering the acquisition of several land parcels for development of additional VOI inventory. The Company from time to time evaluates additional acquisitions of operating companies and related assets, but presently has no contracts or capital commitments relating to any such potential acquisitions.

In the future, the Company may negotiate additional or renewed credit facilities, issue debt, or execute additional securitizations of its customer mortgages receivable. Any debt incurred or issued by the Company may be secured or unsecured, bear interest at fixed or variable rates, and be subject to terms and conditions approved by management. The Company has historically enjoyed good credit relationships and has been successful in establishing new relationships and expanding existing credit facilities as its growth and opportunities have necessitated. Management believes the Company will continue to be able to borrow in this manner. However, adverse conditions in the capital or other financial markets, adverse financial performance by the Company or its subsidiaries, or the need for additional equity capital, could curtail or increase the cost of the Company's access to debt.

The Company believes that the cash generated from operations and future borrowings, including possible securitizations of customer mortgages receivable, will be sufficient to meet its working capital and capital expenditure needs for its current operations for the next 12 months. However, depending upon the Company's growth opportunities, conditions in the capital and other financial markets and other factors, the Company may from time to time consider the issuance of debt, equity or other securities, the proceeds of which may be used to finance acquisitions, to refinance debt or for general corporate purposes.

During future periods, continued access to external funding will be necessary for the Company to acquire, develop, and sell additional VOI inventory and to finance customer purchases of its VOI's and may be necessary to provide or supplement general working capital. If the Company were unable to obtain credit facilities or debt or equity financing in amounts, and on terms and conditions, satisfactory for such purposes, such event would have a material adverse effect on the Company's business and results of operations.

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

Seasonality

The Company's revenues are seasonal. Owner and guest activity at the Company's resorts in the eastern United States are currently the greatest from February through April and June through August. Owner and guest activity at the Company's resorts in the western United States are currently the greatest from June 15 to Labor Day and Christmas to Easter. As a result of this seasonality, the Company currently anticipates its weakest operating results during the first quarter, and its strongest operating results during the third quarter, of each calendar year. However, as the Company opens new resorts and expands into new markets and geographic locations it may experience increased or different seasonality dynamics creating fluctuations in operating results that are different from those experienced in the past.

Year 2000

The Company is devoting resources to minimize the risk of potential disruption from the "year 2000 (`Y2K') problem." This problem results from computer programs having been written using two digits (rather than four) to store date information. Information technology ("IT") systems that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations and system failures. The problem also extends to "non-IT" (operation and control) systems that rely on embedded microchips that may be date sensitive. In addition, like other business enterprises, the Company has a risk from Y2K failures on the part of its major business counterparts, including financial institutions, suppliers, distributors, licensees and manufacturers, as well as potential failures in public and private infrastructure services, including electricity, water, gas, transportation and communications. For example, disruptions in air travel could adversely affect tour flow, vacation


                                        MANAGEMENT'S DISCUSSION AND ANALYSIS  25

Management's Discussion and Analysis of
Financial Condition and Results of Operations

ownership sales, and resort occupancy and profitability.


In addressing the Y2K problem, the Company has classified its systems as "critical," "important," or "non-critical." A "critical" system is one that, if not operational, would cause the shutdown of all or a portion of a critical business unit. These critical systems have been identified as sales and marketing, mortgage servicing and processing, and payroll and employee benefits. An "important" system is one that would cause an interruption to customer service, such as the reservation system.

In 1989, through a conversion from one hardware platform to another, the Company expanded the date field from two to four digits on all of the critical sales and marketing software applications. This conversion and a subsequent rewrite of the sales and marketing processes took into consideration all invalid date processing functions including Y2K. These modules, totaling more than 400 software applications, included tour activity, sales and contract processing, commissions, and statistical reporting.

In 1990, the Company rewrote the mortgage servicing and lender reporting processes to improve functionality. In connection with this rewrite, the Company took into consideration Y2K in conjunction with the overall data processing conversion. This rewrite, totaling some 200 programs used in processing and servicing mortgages, mortgage payment coupon processing, ACH systems, and credit card systems, resulted in these system processes becoming Y2K compliant by the end of 1991.

During 1997, in conjunction with its transition to a public company and to meet the demands of its growing business, the Company began migrating to a Personal Computer ("PC") environment. As part of the migration plan, the Company developed minimum required standards for all IT solutions, including Y2K compliance, and replaced all PC hardware and software that did not meet the new Company-wide standard. During the summer of 1998, as a result of the Company's significant growth, the major mainframe hardware, software, and operating systems were replaced with larger systems to meet the increasing demands of the business. In accordance with the Company's established standards, the new systems were required to meet the standards of Y2K compliance. The migration plan and major systems replacement were not implemented specifically to address the Y2K issue but, rather, were the result of the Company's evolution in enhanced automation during a period of significant growth.

During March of 1997, the Company formed a Y2K task force. Since this time, policies and procedures have been created to review all new software and hardware purchases and any new internal software development for Y2K compliance.

In the latter part of 1998, the payroll and employee benefit systems were upgraded to accommodate the growing employee base and to incorporate hardware and software applications that were Y2K compliant. The total costs associated with this upgrade approximated $0.6 million, including the costs of software and hardware as well as third-party costs affiliated with the implementation.

The Company has developed a seven-phase approach to resolving and monitoring Y2K issues. All of these efforts are being coordinated through a task force chaired by the Company's Vice President of Information Services, with individual members from major business units.

The seven phases of the approach are as follows:

 1.  Inventory: inventory relevant items as to IT and non-IT items.
 2.  Assessment: classify items into critical, important, and non-critical.
 3.  Strategy: test, certify, replace or abandon relevant items.
 4.  Remediation: execute the strategy chosen for each item.
 5. Testing and Certification: establish the test environment; test and certify.
 6.  Contingency Planning: address any open issues expected in 1999.
 7. Oversight Committee: complete final review of all items in the first six phases.

Phase 1 - Inventory.
This is an ongoing process and has been in existence since 1997. This phase entails maintaining an inventory of all hardware and software (including business and operational applications, operating systems and third-party products) that may be at Y2K risk, and identifying key third-party businesses whose Y2K failures would most significantly impact the Company. The IT system inventory process has been completed, including the inventories of key third-party businesses and internal non-IT systems.

Phase 2 -Assessment.
Once each at-risk system has been identified, the Y2K task force assesses how critical the system is to business operations and the potential impact of failure, in order to establish priorities for repair or replacement. This assessment has been completed for all IT systems and is ongoing as inventory changes. This assessment process for internal non-IT systems and for key third-party items is expected to be completed by March 1999.

Phase 3 - Strategy.
This is an ongoing process that involves the development


26 MANAGEMENT'S DISCUSSION AND ANALYSIS of appropriate remedial strategies for both IT and non-IT systems. These strategies may include repairing, testing and certifying, replacing or abandoning particular systems. Selection of appropriate strategies is based upon such factors as the assessments made in Phase 2, the type of system, the availability of the Y2K-compliant replacement and cost. This phase has been completed for all IT systems. For some non-IT embedded systems, strategy development is continuing. At the Company's Orlando resort, the majority of critical systems have been tested and certified. All ongoing development work and enhancements to systems are tested and documented before being placed in production.

Phase 4 - Remediation.
The remediation phase involves creating detailed project plans, marshalling necessary resources and executing the strategies chosen. For IT systems, this phase is approximately 90% complete for critical and important systems, and is expected to be completed (including certification) by June 1999. For non-critical systems, most corrections are expected to be completed by third quarter 1999. For those systems that are not expected to be reliably functional after January 1, 2000, detailed manual workaround plans are expected to be completed in advance of year end 1999.

Phase 5 - Testing and Certification.
This phase includes establishing a test environment, performing systems testing (with third parties if necessary), and certifying the results. The certification process entails having functional experts review the results, computer screens and printouts against pre-established criteria to evaluate system compliance. The Company expects all critical and important IT systems to be certified by June 1999. Testing for non-IT systems has been initiated. The Company's target for all critical and important non-IT systems is June 1999.

The Company has initiated written and telephonic communications with key third-party businesses, as well as public and private providers of infrastructure services, to ascertain and evaluate their efforts in addressing Y2K compliance. It is anticipated that the majority of testing and certification with these entities will occur in 1999.

Phase 6 - Contingency Planning.
This phase involves addressing any remaining open issues expected in 1999 and early 2000. As a precautionary measure, the Company is currently developing contingency plans for systems that are not expected to be Y2K compliant by the Year 2000. A variety of automated as well as manual fallback plans are under consideration.

Phase 7 - Oversight Committee.
This committee will review the work and progress of the Y2K task force before year-end 1999, to determine any omissions or reclassifications that may have changed due to the growth of the Company.

The conversion processes and rewriting of systems in the late 1980's and early 1990's, and the evolution toward greater automation in a PC environment, were not performed specifically to address issues of Y2K compliance. Modifications implemented in these processes which facilitated compliance with the Y2K issue were a process step in the overall implementation plan and were performed to accommodate business functionality, not solely Y2K compliance. Consequently, the Company did not track, nor is it currently practicable to accumulate, specific costs pertaining to adjustments for Y2K compliance. For the Company's activities specifically targeting Y2K compliance, as of December 31, 1998, costs incurred approximated $0.4 million, of which the majority was capitalized as newly acquired software and the related implementation costs. Given the Company's prior preparation and the status of overall Y2K compliance, the remaining Y2K preparations are not expected to require the allocation of full-time resources internally or externally. As a result, the estimated additional costs to address Y2K compliance, including testing and certification, are not expected to require significant incremental costs of internal resources or incurrence of third-party expense. The Company intends to continue to use operating cash flow to fund all of the costs remaining for Y2K preparedness.

Based on its efforts to date, the Company believes that the majority of both its IT and non-IT systems, including all critical and important systems, will remain fully operational after January 1, 2000. Accordingly, the Company does not currently anticipate that internal systems failures will result in any material adverse effect on its results of operations or financial condition. At this time, the Company believes that its most likely "worst-case" scenario involves potential disruptions in the areas in which the Company must rely on third parties whose systems may not work properly after January 1, 2000. Although such failures could affect important operations of the Company, either directly or indirectly, in a significant manner, and have a material adverse effect on its results of operations and financial condition, the Company cannot presently estimate either the likelihood or the potential costs of such failures.

The nature and focus of the Company's efforts to address the Y2K issues may be revised periodically as interim goals are achieved and new issues identified. In addition, it is important to note that the description of the Company's efforts involves estimates and projections with respect to activities required in the future. These estimates and projections are subject to change as work continues, and additional information is made available and such changes may be substantial.


                                        MANAGEMENT'S DISCUSSION AND ANALYSIS  27

Report of Management


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


/s/ Raymond L. Gellein
Raymond L. Gellein, Jr.
Chairman of the Board and Co-Chief Executive Officer

/s/ Jeffrey A. Adler
Jeffrey A. Adler
President and Co-Chief Executive Officer

/s/ Charles E. Harris
Charles E. Harris
Vice Chairman and Chief Financial Officer

28  REPORT OF MANAGEMENT

Independent Auditors' Report


The Board of Directors and Shareholders Vistana, Inc. and Subsidiaries:

We have audited the consolidated balance sheets of Vistana, Inc. and subsidiaries (the "Company") as of December 31, 1998 and 1997 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vistana, Inc. and subsidiaries as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


KPMG LLP

Orlando, Florida
February 10, 1999

                                                INDEPENDENT AUDITORS' REPORT  29

Consolidated Balance Sheets


As of December 31, 1998 and 1997
(in thousands except share amounts)

                                                                                   1998         1997
----------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                                      $ 20,001     $  9,878
Restricted cash                                                                  29,054        9,196
Customer mortgages receivable, net                                              223,275      155,048
Other receivables, net                                                            8,053        4,953

Inventory of Vacation Ownership Interests                                        50,019       27,271
Construction in progress                                                         30,922       17,026
                                                                               ---------------------
   Total Vacation Ownership Interests                                            80,941       44,297
                                                                               =====================
Prepaid expenses and other assets                                                24,408       15,021
Land held for development                                                        23,874       13,840
Intangible assets, net                                                           19,743       17,275
Property and equipment, net                                                      42,071       17,701
                                                                               ---------------------
   Total Assets                                                                $471,420     $287,209
                                                                               =====================
Liabilities and Shareholders' Equity
Accounts payable and accrued liabilities                                       $ 17,502     $  9,276
Income taxes payable                                                                424        1,927
Accrued compensation and benefits                                                10,883        9,847
Customer deposits                                                                22,610        9,423
Deferred income taxes                                                            25,753       17,535
Other liabilities                                                                 5,723        6,265
Notes and mortgages payable                                                     242,644      109,547
                                                                               ----------------------
   Total Liabilities                                                            325,539      163,820

Minority interest                                                                 1,665        3,984

Shareholders' Equity
  Common stock, $.01 par value: Authorized 100,000,000 shares
  Issued and outstanding 21,224,172 and 21,007,630 shares at
    December 31, 1998 and 1997, respectively                                        212          210
Additional paid-in capital                                                      111,502      107,341
Retained earnings                                                                32,502       11,854
                                                                               ----------------------
   Total Shareholders' Equity                                                   144,216      119,405

   Total Liabilities and Shareholders' Equity                                  $471,420     $287,209
                                                                               =====================



See accompanying notes to consolidated financial statements.


30  CONSOLIDATED BALANCE SHEETS

Consolidated Statements of Income


For the Years Ended December 31, 1998, 1997, and 1996
(in thousands except per share data and share amounts)                                          1998         1997            1996
------------------------------------------------------------------------------------------------------------------------------------
Revenues:
  Vacation Ownership Interest sales                                                         $  172,872   $  100,887       $  60,063
  Interest                                                                                      26,538       19,296          15,546
  Resort                                                                                        20,735       16,921          13,587
  Telecommunications                                                                             9,078        7,499           7,054
  Other                                                                                          4,499          749             686
                                                                                          ------------------------------------------
       Total revenues                                                                          233,722      145,352          96,936
                                                                                          ------------------------------------------
Costs and operating expenses:
  Vacation Ownership  Interest cost of sales                                                    38,622       22,898          14,595
  Sales and marketing                                                                           83,138       45,616          27,877
  Interest expense--treasury                                                                     8,852        7,240           6,865
  Provision for doubtful accounts                                                               12,792        6,971           4,271
  Resort                                                                                        17,821       13,913          11,089
  Telecommunications                                                                             7,369        6,111           5,613
  General and administrative                                                                    17,869       11,988           7,873
  Depreciation and amortization                                                                  6,424        3,455           2,553
  Interest expense--other                                                                        4,057        1,705           4,154
  Other                                                                                          5,896        3,009             443
  Deferred executive incentive compensation                                                         --           --           1,114
                                                                                          ------------------------------------------
       Total costs and operating expenses                                                      202,840      122,906          86,447
                                                                                          ------------------------------------------
Operating income                                                                                30,882       22,446          10,489
Excess value recognized                                                                            102          111             105
Minority interest                                                                                2,319          468              --
                                                                                          ------------------------------------------
Income before income taxes and extraordinary item                                               33,303       23,025          10,594
Provision for income taxes                                                                      12,655        8,101              --
Non-recurring charge associated with the change of tax status                                       --       13,201              --
                                                                                          ------------------------------------------
Income before extraordinary item                                                                20,648        1,723      $   10,594
Extraordinary item--early extinguishment of  debt, net of tax                                       --       (1,425)             --
                                                                                          ------------------------------------------
      Net Income                                                                           $     20,648   $     298      $   10,594
                                                                                          ==========================================
Per share data:
  Basic
    Income per share before extraordinary item                                             $      0.98    $    0.09              --
    Extraordinary item                                                                              --        (0.07)             --
                                                                                          ------------------------------------------
    Income per share                                                                       $      0.98    $    0.02              --
                                                                                          ------------------------------------------
    Weighted average number of shares outstanding                                           21,120,472   18,344,545              --
                                                                                          ==========================================
  Diluted
    Income per share before extraordinary item                                             $     0.96     $    0.09              --
    Extraordinary item                                                                             --         (0.07)             --
                                                                                          ------------------------------------------
    Income per share                                                                       $     0.96     $    0.02              --
                                                                                          ------------------------------------------
    Weighted average number of shares outstanding                                           21,474,662   18,649,180              --
                                                                                          ==========================================
Pro-forma share data (unaudited):
Income before income taxes                                                                         --     $  23,025      $   10,594
Provision for income taxes                                                                         --         8,726           4,026
                                                                                          ------------------------------------------
Pro-forma net income                                                                               --     $  12,874      $    6,568
                                                                                          ------------------------------------------
Pro-forma net income per share--basic                                                              --     $    0.70      $     0.46
                                                                                          ------------------------------------------
Pro-forma weighted average number of shares outstanding--basic                                     --    18,344,545      14,175,000
                                                                                          ------------------------------------------
Pro-forma net income per share--diluted                                                            --     $    0.69      $     0.46
                                                                                          ------------------------------------------
Pro-forma weighted average number of shares outstanding--diluted                                   --    18,649,180      14,175,000
                                                                                          ------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

                                                                             Additional                 Equity of        Total
For the Years Ended December 31, 1998,                 Common Stock            Paid-In      Retained    Predecessor   Shareholders'
1997 and 1996 (in thousands)                       Shares        Amount        Capital      Earnings     Entities        Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                          --        $   --       $      --    $     --    $   17,904      $   17,904
Distributions                                         --            --              --          --        (1,850)         (1,850)
Net income                                            --            --              --          --        10,594          10,594
                                            ----------------------------------------------------------------------------------------
Balance at December 31, 1996                          --        $   --       $      --    $    --     $   26,648      $   26,648
Distributions                                         --            --              --          --        (2,245)         (2,245)
Net income from January 1, 1997
  through the Formation Transactions                  --            --              --          --         1,645           1,645
Deferred taxes recorded in connection
  with Formation Transactions                         --            --              --          --       (13,201)        (13,201)
Exchange of predecessor equity for stock in
  connection with Formation Transactions          14,175           142          12,705          --       (12,847)             --
Proceeds from Initial Offering
  (net of offering costs)                          4,625            46          49,419          --            --          49,465
Acquisition of Success Companies and
  Points of Colorado                                 207             2           3,772          --            --           3,774
Proceeds from sale of common stock in
  Secondary Offering (net of offering costs)       2,000            20          41,445          --            --          41,465
Net income subsequent to
  Formation Transactions                              --            --              --      11,854            --          11,854
                                            ----------------------------------------------------------------------------------------
Balance at December 31, 1997                      21,007        $  210       $ 107,341    $ 11,854    $       --      $  119,405
Net Income                                            --            --              --      20,648            --          20,648
Exercise of stock options                             70             1             835          --            --             836
Tax benefit of stock options exercised                --            --             209          --            --             209
Stock issued pursuant to employee
  stock purchase plan                                 39            --             537          --            --             537
Stock recorded as contingent consideration
  in conjunction with a business acquisition         143             1           2,580          --            --           2,581
                                            ----------------------------------------------------------------------------------------
Balance at December 31, 1998                      21,259        $  212       $ 111,502    $ 32,502    $       --      $  144,216
                                            ----------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 1998, 1997 and 1996
(in thousands)                                                                       1998         1997      1996
------------------------------------------------------------------------------------------------------------------
Operating activities:
Net Income                                                                       $  20,648   $     298   $ 10,594
Adjustments to reconcile net income
 to net cash provided by operating activities:
   Depreciation and amortization expense                                             6,424       3,455      2,553
   Amortization of discount on customer mortgages receivable                        (1,648)     (3,061)    (2,757)
   Provision for doubtful accounts                                                  12,792       6,971      4,271
   Minority interest                                                                (2,319)       (468)        --
   Deferred income taxes                                                             8,218      16,072         --
   Changes in operating assets and liabilities, net of effect of acquisitions
      Other receivables, net                                                        (3,100)        971     (1,306)
      Construction in progress                                                     (46,678)    (20,725)      (359)
      Prepaid expenses and other assets                                            (11,307)     (3,174)    (7,508)
      Accounts payable and accrued liabilities                                       8,226       4,805     (1,077)
      Income taxes payable                                                          (1,503)      1,927         --
      Accrued compensation and benefits                                              1,036         (30)       738
      Customer deposits                                                             13,187       4,331      2,645
      Repurchase obligation                                                             --          --     (1,408)
      Other liabilities                                                               (542)     (1,861)     3,729
                                                                               ------------------------------------
           Net cash provided by operating activities                                 3,434       9,511     10,115
                                                                               ------------------------------------
Investing activities:
Expenditures for property and equipment                                            (27,411)     (6,517)    (2,513)
Business acquisition, net of cash acquired                                          (1,141)    (25,383)        --
Customer mortgages receivable, net                                                 (79,371)    (38,405)   (16,550)
Repurchase of customer mortgages receivable                                             --          --     (1,171)
Additions to restricted cash                                                       (19,858)     (4,731)      (603)
                                                                               ------------------------------------
          Net cash used in investing activities                                   (127,781)    (75,036)   (20,837)
                                                                               ------------------------------------

Financing activities:
Proceeds from notes and mortgages payable                                          325,114     116,601     53,628
Principal payments on notes and mortgages payable                                 (192,017)   (136,017)   (46,908)
Net proceeds from public offerings                                                      --      90,930         --
Proceeds from exercised stock options                                                  836          --         --
Equity distributions/redemption                                                         --      (2,245)    (1,850)
Proceeds from employee stock purchase plan                                             537          --         --
Minority interest                                                                       --          --      4,443
                                                                               ------------------------------------
          Net cash provided by financing activities                                134,470      69,269      9,313
                                                                               ------------------------------------
          Net increase in cash and cash equivalents                                 10,123       3,744     (1,409)
Cash and cash equivalents, beginning of period                                       9,878       6,134      7,543
                                                                               ------------------------------------
Cash and cash equivalents, end of period                                         $  20,001   $   9,878   $  6,134
                                                                               ------------------------------------

Supplemental disclosure of cash flow information:
Cash paid during the period for interest                                         $  11,689  $   9,446  $   10,732
                                                                               ------------------------------------
Cash paid during the period for taxes                                            $   5,730  $   3,526  $      --
                                                                               ------------------------------------

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(1) Nature of Business

Vistana, Inc. and its consolidated subsidiaries (the "Company") generate revenues from the sale and financing of Vacation Ownership Interests ("VOI's") in its resort properties which typically entitle the buyer to ownership of a fully-furnished unit for a one week period on an annual or an alternate-year basis. The Company's principal operations consist of (1) constructing, furnishing, marketing, selling and financing the sale of VOI's, and (2) managing the operations of its resorts and related amenities. The Company sells VOI's to both domestic and foreign purchasers. All contracts relating to the sale of VOI's are denominated in U.S. dollars.
--------------------------------------------------------------------------------

(2) Capital Transactions and Basis of Presentation

The Company became the parent for all of the operations of its predecessors in connection with its initial public offering (the "Initial Offering") completed on February 28, 1997. At the time of the Initial Offering each of the owners of the predecessor entities (the "Principal Shareholders") transferred to the Company all of the existing common stock and partnership interests owned by them in exchange for 14.2 million shares (20 shares of the common stock of Vistana, Inc. were outstanding at the time of the Initial Offering) of the Company (the "Formation Transactions"). A total of 5.6 million shares of the common stock of the Company were offered (4.6 million shares by the Company and 0.9 million shares by the Principal Shareholders) to the public in the Initial Offering. In addition, in connection with the Initial Offering and the Formation Transactions, former equity holders of the Company's predecessor corporations and limited partnerships received a distribution of approximately $2.6 million, $0.3 million of which represented the balance of such holders' federal and state income tax liability attributable to their ownership of such entities through the date of the Initial Offering, and $2.3 million of which represented the retained earnings of the Company's predecessor corporations and limited partnerships for which such holders had previously paid income tax. The Formation Transactions were accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. Accordingly, the net assets of the predecessor corporations and limited partnerships were recorded at the predecessor entities' basis. The majority of the consolidated subsidiaries were formed in 1991 by the principal shareholders to acquire and own, either directly or indirectly, the assets and certain liabilities of the predecessor operating entities from the previous owner. The consolidated financial statements shown herein for the Company and its consolidated subsidiaries for 1997 include the operations of its predecessors in interest.

On September 16, 1997, the Company completed the acquisition of entities comprising The Success Companies, Success Developments, L.L.C. and Points of Colorado, Inc. (the "Business Acquisition"). The purchase method of accounting was followed in accounting for this transaction and, therefore, operating results of the acquired entities are included in the Company's results from the acquisition date.

Pro forma (unaudited) financial data presented on the face of the consolidated statement of income for the year ended December 31, 1997 reflects the elimination of the non-recurring charge for deferred taxes pertaining to the predecessor entities relative to all years prior to 1997. Pro forma (unaudited) financial data presented on the face of the consolidated statements of income reflect results of the year ended 1996 as if the conversion of tax status to a C corporation had occurred at the beginning of the period.
--------------------------------------------------------------------------------

(3) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and certain wholly owned subsidiaries (both corporations and limited partnerships) under common control. The consolidated financial statements also include the accounts of two partnerships between one or more subsidiary companies and unaffiliated third party partners wherein the Company exercises operational and financial control over such partnerships. Interests of unaffiliated third party partners in these partnerships are reflected as minority interests.

(b) Revenue Recognition

Greater than 90% of the VOI's sold by the Company generate installment receivables secured by a mortgage on the related VOI. These customer mortgages receivable are payable in monthly installments, including interest, with maturities up to ten years. Sales are included in revenues when minimum down payment requirements (at least 10%) have been met. A provision is recorded for those contracts expected to rescind in the allowed statutory rescission period.

Product costs and direct selling expenses related to a VOI sale are recognized at the time the sale is recognized. Product costs (also referred to as VOI cost of sales) include the cost of land, professional fees, improvements to the property, capitalized interest, and for certain projects, the cost of amenities owned by the VOI owners. Product costs are allocated to each VOI based on the total number and type of VOI's in the particular phase.

In 1997, the Company began pre-construction sales at its Embassy Vacation Resort at Myrtle Beach and in 1998 at its Embassy Vacation Resort at Scottsdale, and Lakeside

34 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Terrace Condominiums at Avon, Colorado. The Company recognized revenue related to VOI sales at these resorts during the period of construction using the percentage of completion method. Under this method, the portion of revenues related to applicable costs (including construction and sales and marketing costs) incurred, as compared to the total estimate of such costs, is recognized as revenue in the period of sale. The remaining revenue is deferred and recognized as the remaining costs are incurred. During 1998, construction was completed at Myrtle Beach and Lakeside Terrace. As of December 31, 1998, only Embassy Vacation Resort at Scottsdale was subject to percentage of completion accounting.

Resort revenues are recognized on an accrual basis. Telecommunications revenues are recognized when earned.

(c) Allowance for Losses on Customer Mortgages Receivable

The Company provides for estimated future losses to be incurred related to uncollectible customer mortgages receivable. The Company evaluates such receivables collectively for impairment due to their relative balances and homogenous nature. The allowance is based on the collection history of the receivables and is net of anticipated cost recoveries of the underlying VOI's. Management believes that all such allowances are adequate.

(d) Inventory of VOI's and Land Held for Development

Inventory of VOI's and related construction in progress are carried at cost, which is lower than fair value less cost to sell. The recoverability of inventory is determined on an individual project basis, which is based on each resort location. Land held for development is carried at the lower of cost or fair value less cost to sell.

(e) Resort and Sales Facilities

In connection with the development of a resort property, the Company constructs guest registration facilities and on-site sales and marketing facilities ("Resort and Sales Facilities"). The Company retains ownership and control over these facilities. The facilities are capitalized as fixed assets and depreciated on a straight-line basis over a period consistent with the useful life applied to similar assets, typically 30 years.

The Company does not retain ownership or unilateral control over certain recreational assets developed in connection with the construction of a resort property, including the swimming pool and exercise facilities. These assets are included in cost of sales over the period of project sell-out.

(f) Customer Deposits

Until a VOI contract qualifies as a sale, all payments received are accounted for as deposits. If a contract is canceled after the applicable statutory period, deposits forfeited are credited to income.

(g) Intangible Assets

The Company reevaluates the recoverability of intangible assets as well as the amortization periods to determine whether an adjustment to carrying value or a revision to estimated useful lives is appropriate. The primary indicators of recoverability are a significant event or change in the environment in which the business operates, and current and forecasted undiscounted operating cash flows.

(h) Fair Market Value of Financial Instruments

The carrying amount reported in the consolidated balance sheets for cash and cash equivalents, restricted cash, other receivables, accounts payable and accrued liabilities approximates fair market value due to the immediate or short-term maturity of these financial instruments. The approximate fair value of customer mortgages receivable exceeds book value by the amount of the unamortized discount on customer mortgages receivable purchased. The carrying amount of notes and mortgages payable approximates fair market value. Interest rates on variable rate notes and mortgages payable reprice frequently.

(i) Income Taxes

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

(j) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make a number of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

(k) Cash and Cash Equivalents, and Restricted Cash

Cash and cash equivalents consist of all highly liquid investments purchased with an original maturity of three months or less. Cash and cash equivalents consist of cash and money market funds.

Notes to Consolidated Financial Statements


Restricted cash consists of: (1) deposits received on sales of VOI's that are held in escrow until the applicable statutory rescission period has expired and the related customer mortgage has been recorded, (2) worker's compensation funds, and (3) funds associated with the securitization including the reserve funds (see Note 11).

(l) Interest Rate Swap Agreements

The Company only uses derivative financial instruments on a limited basis and does not use them for trading purposes. Derivative financial instruments are used to manage well-defined interest rate risks. The differential to be paid or received under the terms of the interest rate swap agreements is accrued as interest rates change and is recognized over the life of the applicable interest rate swap agreements. The Company does not engage in speculative or profit motivated hedging activities. As of December 31, 1998 and 1997, the Company had no derivative financial instruments outstanding.

(m) Reclassifications

Certain prior year amounts have been reclassified to conform with the 1998 presentation.

(n) Effect of New Accounting Pronouncements

In April 1998, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" (SOP 98-5). SOP 98-5 is applicable for all nongovernmental entities and requires that costs of start-up activities, including organization costs, be expensed as incurred. Except for certain specified investment companies, SOP 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998, with earlier application permitted. The Company's current accounting policy is to capitalize pre-opening costs and amortize them generally over a one-year period. The effect of initially applying the provisions of SOP 98-5 will be reported as a change in accounting principle at the beginning of the period of adoption and thereafter all such costs will be expensed as incurred. Amounts capitalized as pre-opening costs as of December 31, 1998, were approximately $980,000. The Company will adopt SOP 98-5 in the first quarter of 1999.

In 1997, the AICPA began a project addressing the accounting for all real estate timeshare transactions. The proposed guidance is currently in the drafting stage of the promulgation process. The Company is unable to assess the possible impact, if any, this proposed guidance may have on financial results.

(o) Concentrations of Risk

Any adverse change in economic conditions or significant price increases or adverse events related to the travel and tourism industry, such as the cost and availability of fuel and air travel, could have a material adverse effect on the Company's business. Such conditions or increases may also adversely affect the future availability and cost of financing for the Company or its customers and result in a material adverse effect on the Company's business and financial results. In addition, adverse changes in general economic conditions may adversely affect the Company's ability to collect on its customer mortgages receivable. Adverse changes in the Company's collection history could result in increased provisions for loss and curtail or increase the cost of the Company's financing, any of which could have a material adverse effect on the Company's business and financial results.

--------------------------------------------------------------------------------

(4) Customer Mortgages Receivable, Net

As of December 31, customer mortgages receivable, net consisted of:

(in thousands)                              1998       1997
------------------------------------------------------------
Customer mortgages receivable, gross    $243,263   $170,147
Less:
 Unamortized discount on customer
     mortgages receivable purchased         (830)    (2,478)
 Unamortized excess value
     over consideration                       --        (27)
 Allowance for doubtful accounts         (19,158)   (12,594)
                                        --------------------
 Customer mortgages receivable, net     $223,275   $155,048
                                        --------------------

As of December 31, 1998 and 1997, customer mortgages receivable, gross, from buyers not residing in the United States or Canada were approximately $42.2 million and $34.5 million, respectively, with buyers within no foreign country aggregating more than 5% of gross outstanding customer mortgages receivable.

Stated interest rates on customer mortgages receivable outstanding at December 31, 1998 range from 00.0% to 17.9% per annum (averaging approximately 14.7% per annum). Interest is not imputed on customer mortgages receivable with less than a market interest rate because such amounts are immaterial.

The activity in the customer mortgages receivable allowance for doubtful accounts is as follows:

(in thousands)                         1998      1997      1996
-----------------------------------------------------------------
Balance, beginning of year          $12,594   $10,191   $ 9,009
Provision for doubtful accounts      12,792     6,971     4,271
Allowance relating to customer
  mortgages receivable purchased         --        --       588
Allowance relating to customer
  mortgages receivable for
   businesses acquired                   --     1,076        --
Customer mortgages
  receivable charged off             (6,228)   (5,644)   (3,677)
                                    -----------------------------
Balance, end of year                $19,158   $12,594   $10,191
                                    -----------------------------

During 1996 and 1995, under the clean-up call provisions of the related transactions, the Company repurchased the remaining amount of customer mortgages receivable

36    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
previously sold and effectively liquidated the entities. The Company repurchased gross customer mortgages receivable of $20.3 million and recorded discounts, which amounted to $10.4 million. These discounts are being amortized over the estimated remaining collection period of the purchased customer mortgages receivable. Amortization of the discount during 1998, 1997, and 1996 was $1.6 million, $3.1 million and $2.8 million, respectively, and is included in interest income.
-------------------------------------------------------------------------------
(5) Property and Equipment, Net

As of December 31, property and equipment, net consisted of:
(in thousands)                                    1998      1997
-----------------------------------------------------------------
Land and land improvements                    $  4,900   $ 2,753
Buildings and building improvements             24,880    11,595
Furniture, fixtures and equipment               18,699     9,510
                                              -------------------
          Subtotal                              48,479    23,858
                                              -------------------
Less accumulated depreciation                  (10,710)   (7,508)
                                              -------------------
          Subtotal                              37,769    16,350
Construction in progress                         4,302     1,351
                                              -------------------
Property and equipment, net                   $ 42,071   $17,701
                                              ===================

Property and equipment are recorded at cost. Resort and Sales Facilities as of December 31, 1998 totalled $13.3 million. Depreciation of property and equipment is computed over the applicable estimated useful lives (between 3 and 30 years) of the assets using the straight-line method.

--------------------------------------------------------------------------------

(6) Prepaid Expenses and Other Assets

As of December 31, prepaid expenses and other assets consisted of:

(in thousands)                                 1998     1997
-------------------------------------------------------------
Prepaid licensing fee                       $ 4,605  $ 5,075
Deferred financing fees                       4,823    1,981
Other prepaid expenses                        5,280    4,067
Prepaid business registration costs           1,819    1,453
Ticket inventory and sales and
  marketing materials                         7,881    2,445
                                            -----------------
Total prepaid expenses and other assets     $24,408  $15,021
                                            =================

The licensing fee pertains to the partnership involving Vistana WGV, Ltd. and is being amortized over ten years and is included in depreciation and amortization in the consolidated statement of income. Deferred financing fees related to notes and mortgages payable are capitalized and amortized over the lives of the respective debt on a straight-line basis. Amortization expense related to deferred financing fees was $2.0 million, $1.0 million, and $0.7 million in 1998, 1997, and 1996, respectively, and is included in amortization and depreciation expense in the consolidated statements of income.

--------------------------------------------------------------------------------

(7) Joint Ventures and Other Agreements

Vistana WGV, Ltd. ("WGV")

In June of 1996, the Company entered into a partnership agreement providing for the Company to serve as general partner with operating and financial control over the WGV partnership as well as own a 37.5% interest therein. WGV is developing the first phase of a 408-unit resort near St. Augustine, Florida. WGV has entered into various licensing, servicing fee and royalty arrangements based upon stipulated percentages of sales of VOI's or gross rental revenue from operations of unoccupied units at the resort. In 1996 a $5.1 million licensing fee was paid by WGV to an unaffiliated partner for the use of names and logos. This fee has been capitalized and will be amortized over the projected sales period currently estimated at ten years. WGV is contingently liable, along with other developers at the project, for annual debt service shortfalls, up to a specified amount, related to bond funding for a related convention center development. Under certain defined circumstances, the Company has the right to acquire the interest of the other unaffiliated partners as well as such unaffiliated partners having the right to require the Company to purchase their ownership interests. WGV has been included in the consolidated financial statements.

Oak Plantation Joint Venture ("OPJV")

In June 1996, the Company acquired a 66.7% ownership interest and became managing joint venturer for OPJV. Subsequently, OPJV converted a 242 unit multi-family property in Kissimmee, Florida into a VOI resort, Hampton Vacation Resort-Oak Plantation. The Company acquired its ownership interest in OPJV without payment of cash in a purchase transaction. The fair value of the assets acquired and the liabilities assumed each aggregated approximately $12.2 million, which included a liability of $1.9 million which was paid in January 1997 to an unaffiliated partner for the early termination of a consulting service arrangement. Under certain defined circumstances, the Company has the right to acquire the interest of the other unaffiliated partners as well as such unaffiliated partners having the right to require the Company to purchase their ownership interests. OPJV has been included in the consolidated financial statements.

Promus Agreement

In December 1996, the Company and Promus Hotels, Inc. entered into a five-year agreement (the "Promus Agreement") to jointly acquire, develop, market and operate vacation ownership resorts in North America under Promus' Embassy Vacation Resort, Hampton Vacation Resort and Homewood Vacation Resort brands. As of December 31, 1998, the Company was Promus'


                                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 37

Notes to Consolidated Financial Statements

exclusive joint venture partner for the acquisition, development and operation of vacation ownership resorts in North America and also had the option of operating vacation ownership resorts on a franchise basis. At such date, the Promus Agreement precluded the Company from acquiring or developing vacation ownership resorts with any other multi-hotel brand, but preserved its ability to develop vacation ownership resorts in combination with non-hotel brands, to acquire or develop vacation ownership resorts under the Vistana name (other than in certain selected markets agreed to by the parties), and to develop vacation ownership resorts with unique, non-multi-hotel brand hotel properties. As of December 31, 1998, the Company and Promus had not entered into any development or project for which the joint venture component of the Promus Agreement would be initiated. As of December 31, 1998, the Company was operating the Hampton Vacation Resort - Oak Plantation and the Embassy Vacation Resort at Myrtle Beach as franchised resorts pursuant to the Promus Agreement. At the same date, the Company was constructing and conducting pre-opening sales at Embassy Vacation Resort at Scottsdale, a franchised resort pursuant to the Promus Agreement.

Proposed Sun International Joint Venture

In November 1997, the Company entered into an agreement to form a 50/50 joint venture with a subsidiary of Sun International Hotels, Limited ("Sun") to design, develop, sell and manage a vacation ownership resort adjacent to Sun's Atlantis Resort and Casino on Paradise Island in The Bahamas. In connection with the proposed joint venture, the Company would be required to make an initial cash equity investment of approximately $7.8 million for the initial phase of the project. As of December 31, 1998, the Company and Sun had not yet entered into the definitive joint venture agreement relating to the resort, and no material activity had occurred for which amounts have been included in the consolidated financial statements.
-------------------------------------------------------------------------------

(8) Acquisition Transactions

On September 16, 1997, the Company completed the acquisition of entities comprising The Success Companies, Success Developments, L.L.C. and Points of Colorado, Inc. ("Success and Points"). The Company acquired the entire equity interest in the acquisition for a purchase price of approximately $24.0 million in cash, 0.2 million shares of Company common stock and contingent consideration of 0.4 million shares of Company common stock. The net assets acquired totalled $11.6 million. The purchase method of accounting was followed in accounting for this transaction. Delivery of the contingent shares is dependent upon Success and Points achieving certain operating results for calendar years 1998 through 2000. Management of the Company has determined that the contingent consideration is an additional cost of the acquisition. During the year ended December 31, 1998, approximately 0.14 million shares were recorded and/or issued relative to the achievement of the required results. The goodwill associated with the acquisition, incurred to date, is being amortized on a straight-line basis over 20 years. During the year ended December 31, 1998, approximately $3.0 million of non-cash additions to goodwill were recorded, the majority of which was related to the issuance of contingent shares of Company common stock to the selling parties based on the achievement of certain quarterly operating results. For the year ended December 31, 1997, only the results of operations of Success and Points from September 16, 1997 through year-end 1997 are included in the accompanying consolidated statements of income.

The following unaudited pro forma summary presents the combined results of operations of the Company and Success and Points, as if the acquisition had occurred at the beginning of 1997 and 1996, respectively. The pro forma amounts also give effect to certain adjustments which reflect: (1) the Company's Initial Offering and the conversion of tax status as if each event had occurred at the beginning of each period, and (2) in 1997 the exclusion of non-recurring charges related to deferred taxes pertaining to the predecessor entities and extraordinary items pertaining to extinguishments of debt. This pro forma summary does not necessarily reflect the results of operations as they would have been if the businesses had constituted a single entity during such periods and is not necessarily indicative of results which may be obtained in the future. The pro forma presentation of the Success and Points acquisition without effect for the aforementioned adjustments would reflect net income of $1.4 million and $6.9 million or $0.07 and $0.48 per share for the years ended December 31, 1997 and 1996, respectively.

                                      (Pro forma unaudited)
                                     Years ended December 31,
(in thousands except per share amounts)        1997      1996
----------------------------------------------------------------
VOI sales                                  $117,420  $ 74,125
Interest income                              21,144    16,629
Total revenue                               164,655   112,885
Cost of VOI sales                            27,213    17,946
Sales and marketing                          52,727    33,844
Provision for doubtful accounts               7,249     4,456
Interest expense--treasury                    9,032     8,066
Operating income                             24,866    16,019
Net income                                   15,776     9,997
Earnings per share--diluted                   $0.81     $0.53

On November 3, 1997, the Company entered into and completed an agreement to purchase the assets of two related guest service and marketing companies (the "Acquired Companies") for $1.8 million in cash and approximately $3.2 million in contingent cash payments. Payment of the contingent consideration is conditioned on the Acquired Companies achieving certain operating results in each of the calendar years 1998 through 2000. Management of the Company has determined that the contingent consideration is an additional cost of the acquisition. No amounts were paid or recognized in 1998 relative to the contingent consideration. The purchase method of accounting was followed in accounting for this transaction. The goodwill associated with the acquisition is being amortized on a straight-line basis over 10 years. For the year ended December 31, 1997, only the results of operations of the Acquired Companies from November 3, 1997 through year-end 1997 are included in the accompanying consolidated statements of income.
--------------------------------------------------------------------------------

(9) Intangibles

Intangible assets consist of goodwill and a covenant not to compete, totaling $19.7 million and $17.3 million as of December 31, 1998 and 1997, respectively. In connection with the Success and Points acquisition and the acquisition of the Acquired Companies completed during 1997, consideration paid exceeded the estimated value of the assets acquired (including estimated liabilities assumed as part of the transaction) by approximately $16.7 million. As of December 31, 1998, an additional $3.0 million of goodwill had been recorded relating primarily to the recognition of contingent consideration. The excess of investment over net asset values at acquisition is being amortized on a straight-line basis over 20 years for Success and Points and 10 years for the Acquired Companies. The amount of excess consideration paid over net asset value amortized was $0.8 million and $0.2 million in 1998 and 1997, respectively. The covenant not to compete with a former shareholder/executive of the Company is being amortized over the five-year term of the agreement. Amortization expense related to the covenant not to compete was $0.4 million in 1998, 1997, and 1996.

In connection with the acquisition by the Company in 1991 from the Seller, the estimated value of the assets acquired exceeded the consideration paid (including the estimated liabilities assumed as part of the transaction) by $3.4 million. Accordingly, the excess value over consideration paid has been allocated on a pro-rata basis to reduce the recorded value of long-term assets originally acquired from the Seller, principally customer mortgages receivable. This excess value over consideration paid is being amortized into income over the life of those assets. The amount of excess value over consideration paid amortized into income was $0.1 million in 1998, 1997 and 1996, with a remaining unamortized balance as of December 31, 1998 and 1997 of $0.6 million and $0.7 million, respectively.
--------------------------------------------------------------------------------

(10) Repurchase Obligations

Changes in repurchase obligations during the year ended December 31, 1996 were as follows:
(in thousands)
Balances, beginning of year                                $ 3,003
Loss on customer mortgages receivable
repurchased under recourse provisions                       (1,408)
Remaining balance of estimated losses on
repurchase obligations relating to customer
mortgages receivable repurchased                            (1,595)
                                                          ---------
Balances, end of year                                           --
                                                          =========

As of December 31, 1998 and 1997, there were no outstanding customer mortgages receivable sold for which the Company had a recourse obligation.

--------------------------------------------------------------------------------

(11) Receivable Securitization

In September 1998, the Company completed the private placement of $66.2 million in principal amount of timeshare mortgage-backed notes (the "Notes"). The securitization was structured as two classes of fixed-rate notes, with approximately $32.0 million of 5.89% notes being rated `AAA,' and $34.2 million of 6.28% notes being rated `A,' by Duff & Phelps Credit Rating Co. ("DCR"). The Notes are secured by approximately $71.1 million in first mortgage liens on VOI's sold by Vistana subsidiaries in Florida and Colorado. Credit enhancement for the `AAA' rated notes is provided by subordination of the `A' rated notes, 7% overcollaterization, a letter of credit (approximately $8.5 million at execution) from Dresdner Bank AG (rated `AA' by DCR), and a reserve account that grows from 0% to 5% of the pool balance derived from the excess interest spread earned. The `A' rated notes are credit enhanced by the overcollaterization, letter of credit, and reserve account. The weighted average cost of the Notes, including the yield on the Notes and the cost of the letter of credit, is approximately 6.30% per annum. The Notes were issued through a bankruptcy-remote Vistana subsidiary. The securitization was treated as an on balance sheet financing for accounting purposes. Consequently, the principal balance of the Notes is included in notes and mortgages payable and the customer mortgages receivable securing the Notes are included in the customer mortgages receivable. The buildup of the reserve account is being treated as restricted cash. The balance in the reserve account, once fully funded, and the letter of credit level (subject to certain restrictions) will decrease at a rate commensurate with the amortization of the receivable pool. The balance in the reserve account totalled $2.4 million as of December 31, 1998. No gain on sale will be recognized as a result of the transaction. The net proceeds of the securitization were used primarily to repay $60.2 million of outstanding debt secured by customer mortgages receivable and bearing interest at LIBOR plus 2.5% and LIBOR plus 1.0%.

Notes to Consolidated Financial Statements


(12) Notes and Mortgages Payable

As of December 31, notes and mortgages payable and remaining availability under related loan facilities and lines of credit (assuming the availability of sufficient receivables or other qualified assets) consisted of:


(in thousands)                                                                                         1998        1997
-----------------------------------------------------------------------------------------------------------------------
Notes Payable Secured by Customer Mortgages Receivable
  Notes payable bearing interest at prime plus 2.0% per annum (9.75% at December 31, 1998).
    Remaining availability under these lines of credit was $35.2 million at December 31, 1998.     $ 25,080    $ 34,791
  Notes payable bearing interest at LIBOR plus 2.5% (7.65% at December 31, 1998).
    Remaining availability under these lines of credit was $17.6 million at December 31, 1998.        7,354      39,942
  Note payable bearing fixed interest at 11.34% per annum.                                               --       4,191
  Note payable bearing interest at prime plus 1.5% (10.0% per annum at December 31, 1997).               --         278
  Note payable bearing interest at LIBOR plus 2.65% (7.71% at December 31, 1998).
    Remaining availability under this line of credit was $3.8 million at December 31, 1998.          16,220          --
  Note payable bearing interest at LIBOR plus 1% (6.06% at December 31, 1998).
    Remaining availability under this line of credit was $73.9 million at December 31, 1998.         26,051          --
  Notes payable bearing fixed interest at 6.1% per annum (see Note 11).                              58,560          --
                                                                                                   --------------------
Subtotal of notes secured by customer mortgages receivable                                         $133,265    $ 79,202
                                                                                                   ====================
Notes Payable and Mortgage Obligations Secured by Real Estate
  Term note payable bearing interest at prime plus 2.0%.
    Remaining availability at December 31, 1998 was $4.4 million. Matures on June 25, 2001.        $ 13,851    $ 17,167
  Construction mortgage note payable bearing interest at prime plus 2.0%.
    Remaining availability at December 31, 1998 was $1.1 million. Matures on July 24, 2001.          22,098       6,591
  Notes payable bearing interest at LIBOR plus 3.25% (8.13% per annum at December 31, 1998).
    Remaining availability at December 31, 1998 was $0.3 million. Matures on July 31, 2002.          12,353       1,930
  Mortgage loan bearing fixed interest at 8.2% per annum at December 31, 1998.
    Matures on June 15, 2001.                                                                         1,998       1,839
  Construction mortgage notes payable bearing interest at LIBOR plus 2.85%
    (7.91% at December 31, 1998).
    Remaining availability at December 31, 1998 was $32.2 million. Matures on July 9, 2006.          27,848          --
  Construction mortgage notes payable bearing interest at LIBOR plus 2.65%.
    Remaining availability at December 31, 1998 was $26.6 million. Matures on October 9, 2005.       13,384          --
                                                                                                   --------------------
  Subtotal of notes and mortgages secured by real estate                                           $ 91,532    $ 27,527
                                                                                                   ====================
Other Notes and Mortgage Loan Payable
  Note payable (working capital loan) bearing interest at prime plus 2%.
    Remaining availability at December 31, 1998 was $0.3 million. Matures on June 25, 2001.        $  2,240    $  2,228
  Unsecured note payable bearing interest at LIBOR plus 2.25% (7.31% at December 31, 1998).
    Remaining availability at December 31, 1998 was $5.0 million. Matures on November 30, 2000.      15,000          --
  Capital lease obligations                                                                             607         590
                                                                                                   --------------------
Total notes and mortgages payable                                                                  $242,644    $109,547
                                                                                                   ====================

During the year ended December 31, 1998, the Company entered into two revolving project finance facilities: (i) a $60.0 million facility that provides a three-year borrowing term followed by a five-year provision for repayment and bears interest at LIBOR plus 2.85% per annum, and (ii) a $40.0 million facility that provides a three-year borrowing term followed by a maximum repayment term of four years and bears interest at LIBOR plus 2.65%. Both project finance facilities provide 100% financing for land acquisition and construction and development of approved resorts. The Company also entered into a $20.0 million receivables based revolving credit facility that provides a three-year borrowing term followed by a seven-year provision for repayment and bears interest at LIBOR plus 2.25%. During 1998, the Company also increased its principal pre-securitization receivables warehouse facility from $70.0 million to $100.0 million. This facility bears interest at LIBOR plus 1.0%.

As of December 31, 1998, the Company had loan facilities secured by customer mortgages receivable with available but unused capacity (assuming the availability of


40 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS sufficient receivables) of up to $130.5 million. These various facilities bear interest at rates which include prime plus 2%, as well as LIBOR plus 1.0%, 2.5% and 2.65%, and fixed interest of 6.1%.

In addition, as of December 31, 1998, the Company had remaining availability of up to $64.6 million for facilities secured by real estate. These facilities bear interest at variable rates which include Prime plus 2%, LIBOR plus 2.65%, 2.85% and 3.25% and fixed interest of 8.2%.

As part of financing the development of units for WGV and OPJV, the joint venturers have agreed to pay its lenders, upon fulfillment of its obligations, incentive fees. The incentive fees are being recognized over the term of the respective debt as an adjustment to interest expense using the effective interest method. The debt associated with the incentive fees had outstanding balances of $13.9 million, $22.1 million, and $2.2 million at December 31, 1998. In addition, upon formation, WGV entered into an agreement with one of the limited partners whereby WGV could borrow up to $1.6 million. No amounts were outstanding under this agreement as of December 31, 1998.

Scheduled principal payments on notes and mortgages where there are agreed upon scheduled repayments subsequent to December 31, 1998 are as follows (in thousands):

Year ended December 31:
--------------------------------------------------
1999                                       43,747

2000                                       29,520

2001                                       13,418

2002                                       17,378

2003 and thereafter                         5,316

The foregoing principal repayment obligations exclude amounts due on notes payable secured by customer mortgages receivable including the Notes issued in connection with the securitization transaction, as such notes do not have fixed principal amortization dates. Rather, all collections of principal and interest on the receivables serving as collateral for these notes are paid to the lender on a monthly basis. Payments are first applied to outstanding interest and then to principal. The total amount of customer mortgages receivable pledged was $160.9 million and $125.1 million at December 31, 1998 and 1997, respectively.

(13) Extraordinary Items

During the first and fourth quarters of 1997, in connection with the Initial Offering and Secondary Offering, the Company repaid certain indebtedness early and, as a result, recognized extraordinary after-tax charges of $0.8 million and $0.6 million, or $0.05 per share and $0.03 per share, respectively. The interest rates on the indebtedness extinguished ranged between 10.3% and 11.9% per annum, and 8.2% and 11.0% per annum, respectively. The extraordinary charges consisted of the following amounts:

                                                  1997
                                             First     Fourth
(in thousands)                             Quarter    Quarter
-------------------------------------------------------------
Write-off of related unamortized
  financing costs                           $  863     $ 696

Prepayment penalties                           455       272

Extraordinary charge before tax benefit      1,318       968

Income tax benefit                            (493)     (368)

Net extraordinary charge                    $  825     $ 600
-------------------------------------------------------------

(14) Income Taxes

Upon completion of the Initial Offering, the Company became subject to federal and state income taxes from the effective date of the sale of the common stock. In addition, the Company was required to provide a deferred tax liability for cumulative temporary differences between financial reporting and tax reporting in its consolidated statements of income for the period following the effective date of the Initial Offering. Such deferred taxes are based on the cumulative temporary differences at the date of the Initial Offering and totalled $13.2 million.

Prior to February 28, 1997, the predecessor entities were taxed either as a C corporation taxable at the corporate level, as an S corporation taxable at the shareholder level, or as a partnership taxable at the partner level. Accordingly, the table below summarizes the unaudited pro forma provision for income taxes that would have been reported had the Company been treated as a C corporation rather than as individual partnerships and limited liability companies for federal income tax purposes for the year ended December 31, 1996. For the year ended December 31, 1997, the Company's actual income tax provision is presented for the period subsequent to February 28, 1997.


Year ended December 31,
(in thousands)                  1998    1997      1996
                                                Pro forma
                                               (unaudited)
----------------------------------------------------------
Current:
     Federal                  $ 3,774  $3,426     $2,500
     State                        663     584        220
                              --------------------------
                                4,437   4,010      2,720
                              ==========================
Deferred:
     Federal                    7,457   3,495      1,071
     State                        761     596        235
                              --------------------------
                                8,218   4,091      1,306
                              --------------------------
Provision for income taxes     12,655  $8,101     $4,026
                              ==========================


                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  41

Notes to Consolidated Financial Statements


A reconciliation between the statutory provision for income taxes and the provision for income taxes is shown as follows for the year ended December 31:

                                               Year ended December 31,
(in thousands)                             1998      1997         1996
                                                             Pro forma
                                                            (unaudited)
----------------------------------------------------------------------
Income tax at federal statutory rate    $11,660    $7,456       $3,905
State tax, net of federal benefit           926       762          300
Amortization of goodwill                    128        26           --
Other                                       (59)     (143)        (179)
                                        ------------------------------
Provision for income taxes              $12,655    $8,101       $4,026
                                        ==============================

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the net deferred tax liabilities were as follows for the year ended December 31:

                                    Year ended December 31,
(in thousands)                              1998       1997
-----------------------------------------------------------
Deferred tax assets:

Allowance for doubtful accounts         $  9,193   $  5,211
Purchase discounts                           519      1,217
Alternative minimum tax credit             9,786      5,453
Fixed assets and intangibles                 698        967
Net operating loss carryforward           12,264      5,093
Accrued compensation and benefits             88      1,666
Other accruals                               300      1,714
Other                                        393        826
                                        -------------------
Total deferred tax assets               $ 33,241   $ 22,147

Deferred tax liabilities:
Deferred revenue (installment sales)    $ 58,097   $ 38,764
VOI and other inventory                      302        338
Other                                        595        580
                                        -------------------
Total deferred tax liabilities            58,994     39,682
                                        -------------------
Net deferred tax liabilities            $(25,753)  $(17,535)
                                        ===================

At December 31, 1998, the Company had net operating loss carryforwards of approximately $32.0 million for federal tax purposes, which expire between 2008 and 2013. In addition, the Company had approximately $9.8 million in alternative minimum tax credit carryforwards.

Under Section 453(l) of the Internal Revenue Code, interest may be imposed on the amount of tax attributable to the installment payments on customer mortgages receivable for the period beginning on the date of sale and ending on the date the related tax is paid. If the Company is otherwise not subject to pay tax in a particular year, no interest is imposed since the interest is based on the amount of tax paid in that year. The Company has not included a provision for this interest, as it is not currently subject to the tax; however, in the future it may become so. The Company continues to monitor its tax provision and may adjust it to provide for this interest in the future.

(15) Shareholders' Equity

The Company is authorized to issue 100 million shares of common stock, par value of $.01 per share. At the time of the Initial Offering the Company issued a total of 4.6 million shares of common stock at a price of $12 per share. The majority of the approximately $49.5 million net proceeds from the Initial Offering were used to repay approximately $39.7 million of outstanding indebtedness, including $0.6 million of accrued interest and prepayment penalties.

On December 4, 1997, the Company completed a Secondary Offering of 2.0 million shares of common stock at a price of $22 per share. The Company used all of the $41.5 million net proceeds to repay outstanding indebtedness, including $0.3 million of accrued interest and prepayment penalties.

The Company is authorized to issue 5.0 million shares of preferred stock, par value $.01 per share. As of December 31, 1998 and 1997, none of the authorized shares had been issued.

(16) Stock Option and Employee Stock Purchase Plans

The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation" in 1997 by accounting for employee stock-based compensation under APB Opinion No. 25 and providing pro forma equivalent information in a footnote disclosure.

Stock Option Plan

The Vistana, Inc. Stock Plan (the "Stock Plan") was adopted by the Company's shareholders in December 1996, prior to the Initial Offering, and amended by the Company's shareholders in April 1998. As amended, the Stock Plan covers up to
2.5 million shares of common stock and permits the Company to grant to employees, directors, officers, and consultants of the Company and its subsidiaries and affiliates: (i) incentive stock options ("ISOs"); (ii) non-qualified stock options ("NSOs"); (iii) stock appreciation rights; (iv) phantom stock awards; and (v) restricted stock. The Stock Plan is administered by the Compensation Committee of the Board of Directors, which also selects the individuals who receive grants under the plan. As of December 31, 1998, the only grants that had been made under the Stock Plan were NSOs.

The exercise price, term, and vesting schedule for options granted under the Stock Plan are set by the Compensation Committee, subject to certain limitations. Under the Stock


42  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Plan, the exercise price of an ISO may not be less than the fair market value of the shares of common stock at the date of grant (110% if the ISO is granted to a greater than 10% shareholder), and the term of an option may not exceed 10 years (5 years if an ISO is granted to a greater than 10% shareholder). Unless otherwise specified by the Compensation Committee (which from time to time has approved vesting schedules for employees ranging from 24 to 48 months), options become 25% vested after 12 months from the date of grant and thereafter vest pro rata in arrears over 36 months. Vesting is accelerated in the event of a change in control of the Company. Options generally terminate at, or shortly after, the termination of the option holder's employment. Each of the Company's non-employee directors received NSOs under the Stock Plan upon joining the Board of Directors. The Stock Plan provides for the automatic grant of 5,000 additional NSOs per year to certain non-employee directors after the options previously granted to the director have vested.

The following table summarizes the status of the Company's Stock Plan:

                                                                            December 31, 1998                 December 31, 1997
-------------------------------------------------------------------------------------------------------------------------------
                                                                             Weighted Average                  Weighted Average
Fixed Option                                                         Shares    Exercise Price            Shares  Exercise Price
-------------------------------------------------------------------------------------------------------------------------------
Outstanding options beginning of year                             2,080,750            $14.08           535,000          $11.00
Granted:                                                            157,000            $19.52         1,654,000          $14.94
Exercised:                                                           73,875            $12.00                --              --
Forfeited:                                                           75,750            $12.25           108,250          $12.00
Outstanding at year end:                                          2,088,125            $14.63         2,080,750          $14.08
Exercisable at year end:                                            802,479            $13.47           178,750          $11.25
Weighted average fair value of options granted during the year                         $ 8.42                            $ 6.44

The following table summarizes the status of the Stock Plan for options outstanding and exercisable at December 31, 1998:

                                                  Options Outstanding                              Options Exercisable
                   ------------------------------------------------------------------------------------------------------------
                                                        Weighted
                                                         Average
                               Outstanding at          Remaining             Weighted                 Options          Weighted
Range of                         December 31,        Contractual              Average          Exercisable at           Average
Exercise Prices                          1998               Life       Exercise Price       December 31, 1998    Exercise Price
                   ------------------------------------------------------------------------------------------------------------
$11.00                                535,000                  8               $11.00                 267,500            $11.00
$11.88 - $13.13                       861,125                  9                12.04                 359,457             12.00
$17.50 - $17.75                       375,000                  9                17.56                 106,564             17.56
$20.25 - $25.50                       317,000                  9                24.34                  68,958             24.34
                   ------------------------------------------------------------------------------------------------------------
Total                               2,088,125                                  $14.63                 802,479            $13.47
                   ------------------------------------------------------------------------------------------------------------

The Company has adopted the disclosure-only provisions of SFAS No. 123. Therefore, no compensation expense has been recognized for the Stock Plan. Had compensation cost for the Stock Plan been accounted for based on the fair value at the grant date, consistent with provisions of SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts below:

December 31,
(in thousands except per share amounts)          1998     1997
--------------------------------------------------------------
Net income--as reported                       $20,648   $  298
Net income--pro forma                         $19,828   $ (983)
Net income per diluted share--as reported     $   .96   $ 0.02
Net income per diluted share--pro forma       $   .92   $(0.05)



The effects of applying SFAS No. 123 for the presentation of pro forma disclosures are not necessarily indicative of the effects on reported net income for future years.

The fair value of options granted in both 1998 and 1997 were estimated using the Black-Scholes option pricing model as of the date of grant with the following assumptions: expected lives of 6 years; expected volatility of 35%; expected dividend yield of 0%; and a range of risk-free interest rates between 4.80% and 5.02% for 1998 and 5.81% and 6.88% for 1997.

In connection with the Initial Offering, the Principal Shareholders granted certain executive officers and other employees of and a consultant to the Company (i) immediately exercisable options to purchase an aggregate


                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  43

Notes to Consolidated Financial Statements


of 1.4 million shares of common stock at an exercise price equal to $12 per share, and (ii) an option, which vests on February 10, 2001, to purchase an aggregate of 0.04 million shares of common stock at an exercise price equal to $12 per share. Subsequent to the Initial Offering, the Principal Shareholders granted certain executive officers (i) an option, which vests over a period of four years, to purchase 0.4 million shares of common stock at an exercise price equal to $24.62 per share, and (ii) an option, which vests over a period of four years, to purchase an aggregate of 0.04 million shares of common stock at an exercise price equal to $24.25 per share. All of these options will terminate ten years after the date of grant, subject to certain exceptions. The shares covered by these options were outstanding as of December 31, 1998.

Employee Stock Purchase Plan

Effective October 1, 1997, the Company adopted the Vistana, Inc. Employee Stock Purchase Plan (the "Purchase Plan") to assist employees in acquiring a stock ownership interest in the Company and to encourage employees to remain in the employ of the Company. The Purchase Plan meets the requirements of an "employee stock purchase plan" pursuant to section 423 of the Internal Revenue Code. A maximum of 1.0 million shares of common stock is reserved for issuance under the Purchase Plan. As of December 31, 1998, approximately 39,000 shares had been issued under the Purchase Plan.

(17) Earnings Per Share

Basic earnings per share ("EPS") excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue Common Stock were exercised and shared in the earnings of the Company. For the year ended December 31, 1998 and 1997, approximately 0.4 million and 0.3 million net shares, respectively, relative to options granted were considered dilutive after giving effect for taxes and the application of the treasury stock method and were included in the respective diluted EPS calculations. An additional 0.1 million and 0.08 million net shares, respectively, were considered anti-dilutive and therefore excluded from the respective diluted EPS calculations. Contingent shares recorded but not issued were considered outstanding for purposes of computing diluted EPS.

(18) 401(k) Plan

The Company has established a qualified retirement plan, with a salary deferral feature designed to qualify under Section 401 of the Code (the "401(k) Plan"). Employees of the Company are eligible to participate in the 401(k) Plan if they meet certain requirements concerning minimum age and period of credited service. The 401(k) Plan allows participants to defer up to 15% of their compensation on a pre-tax basis subject to certain maximum amounts. The 401(k) Plan allows the Company discretionary matching contributions up to a maximum of 6% of the participant's compensation per year. The Company has historically matched participant contributions in an amount equal to 25 cents for each dollar of participant contributions and expects to continue to do so. The expense recognized was $0.3 million in 1998, and $0.2 million in each of 1997 and 1996.

(19) Stay-On Agreements

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

The expense associated with these agreements was recognized in amounts totaling $1.1 million for the year ended December 31, 1996. No expense was recognized in 1997 or 1998. Amounts payable under these agreements totalled $1.7 million and $3.1 million as of December 31, 1998 and 1997, respectively, and are included in accrued compensation and benefits in the accompanying consolidated balance sheets. Payment of this obligation is being made in annual installments over a three-year period beginning in 1997. In 1998, approximately $1.4 million, of installment payments were made. As the senior executives subject to the stay-on agreements entered into employment agreements with the Company in 1997, no future expense amounts will be incurred in connection with the stay-on provisions.

(20) Commitments and Contingencies

The Company is, from time to time, party to certain litigation which relates to matters arising in the ordinary course of business. Management believes that such litigation is not expected to have a material impact on the financial position or results of operations of the Company.


44  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(21) Quarterly Financial Information
     (Unaudited)

Summarized quarterly financial information for the years ended December 31, 1998 and 1997 is presented below (in thousands except share amounts):

Net income for the first quarter of 1997 includes a non-recurring charge of $13.2 million related to the recognition of deferred taxes in connection with the Company's change in tax status. In addition, financial results in 1997 include the results of Success and Points from the September 16, 1997 acquisition date.


Three months ended in 1998                                 March            June            September         December
                                                              31              30                   30               31
-----------------------------------------------------------------------------------------------------------------------
VOI sales                                               $ 33,535         $ 42,596             $ 51,354        $ 45,387
Interest Income                                            6,085            6,154                6,943           7,356
Total revenue                                             47,186           57,551               67,439          61,546
VOI cost of sales                                          7,048            9,372               11,942          10,260
Sales and marketing                                       16,945           20,192               23,430          22,571
Interest expense-treasury                                  2,188            2,083                2,352           2,229
Provision for doubtful accounts                            2,482            3,144                3,807           3,359
Interest expense-other                                       373              442                1,487           1,755
                                                        --------------------------------------------------------------
Net Income                                              $  3,479         $  5,190             $  6,409         $ 5,570
                                                        ==============================================================
Per share data:

Net Income-diluted                                           .16              .24                  .30             .26
                                                        ==============================================================
Weighted average shares
outstanding-diluted                                       21,630           21,630               21,384          21,297
                                                        ==============================================================
Three months ended in 1997                                 March            June            September         December
                                                              31              30                   30               31
----------------------------------------------------------------------------------------------------------------------
VOI sales                                               $ 18,246         $ 21,837             $ 28,632        $ 32,172
Interest Income                                            4,445            4,480                4,617           5,754
Total revenue                                             28,302           32,193               39,712          45,143
VOI cost of sales                                          4,217            5,060                6,326           7,295
Sales and marketing                                        8,581            9,705               12,229          15,100
Interest expense-treasury                                  1,774            1,355                1,729           2,382
Provision for doubtful accounts                            1,282            1,526                1,909           2,254
Interest expense-other                                       760              310                  283             352
                                                        --------------------------------------------------------------
Net Income (loss) before extraordinary item              (10,405)           3,431                4,543           4,154
Extraordinaary item, net of tax                             (825)              --                   --            (600)
                                                        ==============================================================
Net Income (loss)                                       $(11,230)        $  3,430             $  4,543         $ 3,554
                                                        ==============================================================
Per share data:
Income (loss) before extraordinary item                 $  (0.66)        $   0.18             $   0.23         $  0.20
                                                        ==============================================================
Extraordinary item, net of tax                             (0.05)              --                   --            (.03)
                                                        ==============================================================
Net (loss) income-diluted                                  (0.71)            0.18                 0.23            0.17
                                                        ==============================================================
Weighted average shares
outstanding-diluted                                       15,819           18,800               19,592          20,418
                                                        ==============================================================


Notes to Consolidated Financial Statements


(22) Interest Rate Swap Agreements

The Company entered into interest rate swap agreements to reduce the impact of changes in interest rates on certain of its floating rate term debt. At December 31, 1996, the Company had two outstanding interest rate swap agreements with a commercial bank, having a total notional principal amount of $14.5 million. These interest rate swap agreements effectively fixed the Company's interest rates on its $9.8 million floating rate note due June 30, 2000 and on its $4.7 million floating rate note due December 29, 2000, to 9.69% per annum and 11.69% per annum, respectively. In 1997, in connection with the Initial Offering, the remaining swap agreements were terminated.



(23) Supplemental Disclosures of Non-cash Operating and Investing Activities
(in thousands)                                                                   1998     1997     1996
-------------------------------------------------------------------------------------------------------
Supplemental schedule of
 non-cash operating activities:
   Transfers from construction in
     progress to inventory of VOI's                                             $51,485  $14,512  $9,397
                                                                                ========================
   Transfers from land held for
     development to inventory of VOI's                                          $ 2,462  $   866  $  986
                                                                                ========================
   Interest capitalized                                                         $ 3,186  $ 1,874  $  434
                                                                                ========================
   Transfers from construction in
     progress to fixed assets                                                   $12,794  $ 1,701  $   53
                                                                                ========================

During 1996, pursuant to clean-up call provisions, the Company purchased certain customer mortgages receivables previously sold. A summary of the impact of these transactions on non-cash investing activities is as follows:

(in thousands)                                     1996
---------------------------------------------------------
Contractual balance of customer mortgages
   receivable acquired                            $ 9,804
Allowance for doubtful accounts assigned to
   customer mortgages receivable acquired            (588)
Remaining balance of estimated losses on
   repurchase obligations relating to customer
   mortgages receivable repurchased                 1,595
Investment in limited partnership                  (5,059)
Cash paid upon repurchase                          (1,170)
                                                  -------
Discount on purchase of
   customer mortgages receivable                  $ 4,582
                                                  -------

46  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(24) Business Segment Information

Effective January 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes new standards for reporting information about business segments and related disclosures about products and services, geographic areas and major customers.

The Company is engaged in two operating segments, timeshare development and resort operations. The Company's reportable segments offer different products or services and are managed separately because each requires different operating strategies and management expertise. The operations of the timeshare development segment consist of constructing, furnishing, marketing, selling, and financing the sale of VOI's. The resort operations segment manages the operations of the resorts and related amenities. The accounting policies of the segments are as described in Note 3.


The table below presents information related to the Company's business segments for 1998, 1997, and 1996



(in thousands)                                         Revenue from                        Additions to  Depreciation
                                                           External  Operating      Total    Long-Lived           and
                                                          Customers  Income (1)    Assets        Assets  Amortization
---------------------------------------------------------------------------------------------------------------------
1998
Timeshare Development                                      $203,909    $27,813   $446,041       $18,266        $5,110
Resort Operations                                            20,735      1,823     21,273         7,912           945
---------------------------------------------------------------------------------------------------------------------
Total Segments                                              224,644     29,636    467,314        26,178         6,055
Other                                                         9,078      1,246      4,106         1,233           369
---------------------------------------------------------------------------------------------------------------------
Total Company                                              $233,722    $30,882   $471,420       $27,411        $6,424

1997
Timeshare Development                                      $120,932    $19,129   $275,089       $ 6,229        $2,484
Resort Operations                                            16,921      1,834      9,545           165           675
---------------------------------------------------------------------------------------------------------------------
Total Segments                                              137,853     20,963    284,634         6,394         3,159
Other                                                         7,499      1,483      2,575           123           296
---------------------------------------------------------------------------------------------------------------------
Total Company                                              $145,352    $22,446   $287,209         6,517         3,455

1996
Timeshare Development                                      $ 76,295     $7,712   $162,089       $   768        $2,105
Resort Operations                                            13,587      1,400      8,165         1,435           243
---------------------------------------------------------------------------------------------------------------------
Total Segments                                               89,882      9,112    170,254         2,203         2,348
Other                                                         7,054      1,377      3,668           310           205
---------------------------------------------------------------------------------------------------------------------
Total Company                                              $ 96,936    $10,489   $173,922       $ 2,513        $2,553

(1) Total Company operating income equals income before taxes and extraordinary item as shown on the Company's consolidated statements of income.

The table below presents information related to geographic areas in which the Company operated in 1998, 1997, and 1996.


                        1998       1997       1996
---------------------------------------------------
Revenue(1)
   United States     $206,898   $108,435   $ 76,503
   Foreign             26,824     36,917     20,433
---------------------------------------------------
Total Revenue        $233,722   $145,352   $ 96,936

Total Assets
   United States     $467,228   $285,048   $172,992
   Foreign              4,192      2,161        930
---------------------------------------------------
Total Assets         $471,420   $287,209   $173,922

(1) Revenues attributed to geographic area are based on residence of customer.


                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  47

Directors and Officers
--------------------------------------------------------------------------------
Board of Directors

Jeffrey A. Adler /1/
President and
Co-Chief Executive Officer
Vistana, Inc.

James G. Brocksmith, Jr.
Consultant
Naples, Florida

Raymond L. Gellein, Jr./1/
Chairman of the Board and
Co-Chief Executive Officer
Vistana, Inc.

Laurence S. Geller /2,3/
Chief Executive Officer
Strategic Hotel Capital
Incorporated
Chicago, Illinois

Charles E. Harris
Vice Chairman and
Chief Financial Officer
Vistana, Inc.

Steven J. Heyer /2,3/
President and Chief Operating
Officer
Turner Broadcasting System, Inc.
Atlanta, Georgia

1 Member of Nominating Committee
2 Member of Audit Committee
3 Member of Compensation Committee
--------------------------------------------------------------------------------
Corporate Officers

Raymond L. Gellein, Jr.
Chairman of the Board and
Co-Chief Executive Officer

Jeffrey A. Adler
President and
Co-Chief Executive Officer

Charles E. Harris
Vice Chairman and
Chief Financial Officer

Carol Lytle
Senior Vice President

James A. McKnight
Senior Vice President,
Construction and Development

Susan Werth
Senior Vice President,
General Counsel and Secretary

Alvin White, Jr.
Senior Vice President, Human
Resources

David N. Matheson
Vice President, Public Relations

Mark E. Patten
Vice President and
Chief Accounting Officer
--------------------------------------------------------------------------------
Additional Vice Presidents

Lisa M. Cassin
Treasury Operations

Rex Davidson
VCH Communications, Inc.

William J. Newcome
Information Systems

Joel J. Pope
Resort Operations

Sergio D. Rivera
Administration

William F. Schabot
Facilities Management and
Purchasing

Julie R. Smith
VCH Portfolio Services Inc.

Paulette J. Temple
Vistana Resort Orlando

Joy D. Theiss
Human Resources

Thorp S. Thomas
Property Management Services
--------------------------------------------------------------------------------
Vistana East, Inc.

Carol Lytle
President and Co-Chief Executive
Officer

William J. McLaughlin
President and Co-Chief Executive
Officer

Jeff L. Carter
Vice President, Sales

Karen S. Friend
Vice President

Sharon McLaughlin
Vice President

Robyn Ryan
Vice President

Brian F. Tolan
Vice President, Marketing

Martin J. Tolan
Vice President, Marketing
--------------------------------------------------------------------------------
Vistana West, Inc. and Affiliates

Donald J. Dubin
Co-President

Larry D. Doll
Co-President

David E. Bruce
Exec. Vice President

James Danz
Vice President

Gary DuFresne
Vice President

Anne Kingsley
Vice President


Paula S. Matson
Vice President

Ronald R. Sharp
Treasurer

Marc B. Preston
Controller

Vistana International, Inc.
Alain J. A. Grange
President and Chief Executive
Officer



48  DIRECTORS AND OFFICERS